Exhibit 2.1

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

REVOLUTION MEDICINES, INC.,

TROTSKY MERGER SUB, INC.,

WARP DRIVE BIO, INC.

and

FORTIS ADVISORS LLC

as the Stockholders’ Representative

Dated as of October 15, 2018

3.22.	83(b) Elections	22
3.23.	Environmental and Safety Laws	22
3.24.	FDA Approvals	23
3.25.	FDA Regulation	23
3.26.	Foreign Corrupt Practices Act	23
3.27.	Data Privacy	24
3.28.	Takeover Statutes	24
3.29.	No Brokers	24

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		24

4.1.	Organization	24
4.2.	Authorization	24
4.3.	Governmental Consents and Filings	25
4.4.	No Conflict or Violation	25
4.5.	No Prior Merger Sub Operations	25
4.6.	Capitalization	26
4.7.	Valid Issuance of Shares	26
4.8.	Litigation	27
4.9.	Intellectual Property	27
4.10.	Agreements; Actions	28
4.11.	Certain Transactions	29
4.12.	Rights of Registration and Voting Rights	29
4.13.	Property	29
4.14.	Financial Statements	29
4.15.	Absence of Changes	30
4.16.	Employee Matters	31
4.17.	Tax Matters	32
4.18.	Insurance	32
4.19.	Employee Agreements	32
4.20.	Compliance with Laws; Permits	32
4.21.	83(b) Elections	32
4.22.	Environmental and Safety Laws	33
4.24.	FDA Approvals	33
4.25.	FDA Regulation	33
4.26.	Foreign Corrupt Practices Act	34
4.27.	Data Privacy	34
4.28.	No Brokers	34

ARTICLE V. COVENANTS		34

5.1.	Conduct of the Company	34
5.2.	No Solicitation	37
5.3.	Further Assurances	37
5.4.	Tax Matters	37
5.5.	Indemnification and Insurance	38

5.6.	Access and Information	39
5.7.	Confidentiality; Public Announcements	40
5.8.	Employee Matters	40
5.9.	280G Matters	41
5.10.	Securities Act Compliance	42
5.11.	Book-Entry; Legends	42
5.12.	Company Preferred Stock Conversion	43
5.13.	Termination of Company Investor Agreements	43

ARTICLE VI. CONDITIONS TO CLOSING		44

6.1.	Conditions to Obligations of the Company	44
6.2.	Conditions to Obligations of Parent and Merger Sub	45

ARTICLE VII. TERMINATION		46

7.1.	Termination	46
7.2.	Effect of Termination	47

ARTICLE VIII. INDEMNIFICATION		47

8.1.	Survival	47
8.2.	Indemnification by Company Stockholders	48
8.3.	Indemnification by Parent and the Surviving Corporation	51
8.4.	Exclusive Remedy	52
8.5.	Additional Provisions Regarding Indemnification	53
8.6.	Indemnification Procedures	54
8.7.	Calculation of Loss Amount	55
8.8.	Indemnification Holdback Amount	55
8.9.	Exercise of Remedies	57
8.10.	Non-Reliance	57

ARTICLE IX. MISCELLANEOUS		58

9.1.	Defined Terms	58
9.2.	Notices	70
9.3.	Rules of Construction	71
9.4.	References	71
9.5.	Entire Agreement	72
9.6.	Assignment	72
9.7.	Amendment; Modification	72
9.8.	Waiver	72
9.9.	Severability	72
9.10.	Burden and Benefit	73
9.11.	Governing Law	73
9.12.	Consent to Jurisdiction	73
9.13.	Waiver of Trial by Jury	73
9.14.	Limitations on Damages	73

9.15.	Specific Performance	74
9.16.	Cumulative Remedies	74
9.17.	Expenses	74
9.18.	Representation by Counsel	74
9.19.	Execution and Counterparts	74
9.20.	Stockholders’ Representative	74
9.21	Waiver of Conflicts; Privilege	78

Exhibits

Exhibit A	Written Consent
Exhibit B	Certificate of Merger
Exhibit C	Bylaws of the Surviving Corporation
Exhibit D	Letter of Transmittal
Exhibit E	Accredited Investor Certification
Exhibit F	Investor Representation Letter
Exhibit G	Parent Restated Certificate

Schedules

Company Disclosure Schedule

Parent Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 15, 2018, is by and among Revolution Medicines, Inc., a Delaware corporation (“Parent”), Trotsky Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Warp Drive Bio, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the Stockholders’ Representative (“Stockholders’ Representative”).

RECITALS

WHEREAS, each of Parent, Merger Sub and the Company desire to effect the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, the parties intend that immediately following the Merger, the Company shall be the Surviving Corporation of the Merger, all pursuant to the terms and subject to the conditions hereinafter set forth and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has carefully considered the terms of this Agreement and has (i) determined that the transactions contemplated hereby are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Merger Sub has carefully considered the terms of this Agreement and has (i) determined that the transactions contemplated hereby are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) adopted a resolution directing that the adoption of this Agreement be submitted to Parent, as the sole stockholder of Merger Sub, for consideration and recommending that Parent adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) determined that the transactions contemplated hereby are fair to, advisable and in the best interests of Parent and its stockholders and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the issuance of the Parent Series B Preferred Shares to the Company Stockholders who are Accredited Persons or a cash payment of equivalent value to the Company Stockholders who are Non-Accredited Persons pursuant to the terms of this Agreement;

WHEREAS, immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Parent a written consent in substantially the form attached hereto as Exhibit A (the “Written Consent”), duly executed by Company Stockholders necessary to obtain the Requisite Stockholder Approval; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger. Pursuant to the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), the Company and Merger Sub shall consummate the Merger in accordance with the DGCL pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease; (b) the Company shall be the successor or Surviving Corporation in the Merger; (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (d) the Company shall succeed to and assume all the rights and obligations of Merger Sub. The corporation surviving the Merger (and any successor or assign thereof) is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.2 Effective Time. Concurrently with the Closing on the Closing Date, the parties shall file a Certificate of Merger in the form attached hereto as Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing and acceptance by the Secretary of State of the State of Delaware of the Certificate of Merger or at such later time as is agreed to by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”). At the Effective Time, by virtue of the Merger and without any action of the part of Parent, Merger Sub, the Company or any other Person: (a) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock of the Surviving Corporation; and (b) each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the consideration described in Section 1.5.

1.3 Effects of the Merger. At the Effective Time, and without any further action on the part of Parent, Merger Sub, the Company or any other Person:

(a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time (the “Company Certificate”), shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law;

(b) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in the Merger to read as set forth on Exhibit C, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; and

(c) the Merger shall, from and after the Effective Time, have all of the effects provided by the DGCL and applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.5 Conversion of Company Capital Stock.

(a) Company Restricted Shares.

(i) Continuing Employees. Upon the terms and subject to the conditions of this Section 1.5 and elsewhere in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Capital Stock, each Company Restricted Share (other than Dissenting Shares) that is held, as of immediately prior to the Effective Time, by a Continuing Employee will vest in full and all restrictions, forfeiture conditions and repurchase rights with respect thereto shall lapse, and each such Company Restricted Share will be cancelled and will be converted automatically into the non-transferable right to receive the Per Share Closing Stock Consideration; provided, that each Parent Series B Preferred Share issued pursuant to this Section 1.5(a)(i), including any Parent Series B Preferred Shares released from the Indemnification Holdback Amount or the Roche Holdback Amount in respect of such Company Restricted Share, shall remain subject to the Company Plan or agreement pursuant to which the Company Restricted Share was issued and continue to have, and be subject to, substantially similar terms and conditions (excluding vesting terms, accelerated vesting provisions, risk of forfeiture, but including the right of first refusal, and transfer restrictions) as applied to the applicable Company Restricted Share immediately prior to the Effective Time. At the Effective Time, Parent shall assume the Company Plan and each agreement evidencing a Company Restricted Share that is issued pursuant to this Section 1.5(a)(i).

(ii) Non-Continuing Employees. Upon the terms and subject to the conditions of this Section 1.5 and elsewhere in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Capital Stock, each Company Restricted Share (other than Dissenting Shares) that is held, as of immediately prior to the Effective Time, by a Non-Continuing Employee will vest in full and all restrictions, forfeiture conditions and repurchase rights with respect thereto shall lapse, and each such Company Restricted Share will be cancelled and will be converted automatically into the non-transferable right to receive (A) if such Non-Continuing Employee is an Accredited Person, the consideration specified for a share of Company Capital Stock in Section 1.5(b)(i) and (B) if such Non-Continuing Employee is a Non-Accredited Person, the consideration specified for a share of Company Capital Stock in Section 1.5(b)(ii).

(b) Company Non-Restricted Shares.

(i) Shares Held by Accredited Investors. Upon the terms and subject to the conditions of this Section 1.5 and elsewhere in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Capital Stock, each share of Company Capital Stock (other than Company Restricted Shares held by Continuing Employees and Dissenting Shares) issued and outstanding immediately prior to the Effective Time that is held by a Person who is an Accredited Investor (an “Accredited Person”) will be cancelled and will be converted automatically into the non-transferable right to receive the Per Share Closing Stock Consideration.

(ii) Shares Held by Non-Accredited Investors. Upon the terms and subject to the conditions of this Section 1.5 and elsewhere in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Capital Stock, each share of Company Capital Stock (other than Company Restricted Shares held by Continuing Employees and Dissenting Shares) issued and outstanding immediately prior to the Effective Time that is held by a Person who is not an Accredited Investor (a “Non-Accredited Person”) will be cancelled and will be converted automatically into the non-transferable right to receive an amount in cash equal to the Per Share Closing Cash Consideration.

(c) No Further Ownership Rights in Company Securities. At the Effective Time, each holder of issued and outstanding Company Capital Stock immediately prior to the Effective Time shall cease to have any rights as a holder of securities of the Company. After the Effective Time, there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Company Capital Stock outstanding immediately prior to the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled (as applicable) and shall be exchanged as provided in Section 1.7.

(d) No Fractional Shares. No fractional Parent Series B Preferred Shares shall be issued in connection with the Merger, and the number of Parent Series B Preferred Shares issuable to each Company Stockholder pursuant to Sections 1.5, 1.8, 1.9, 8.8 or elsewhere in this Agreement shall be rounded down to the nearest whole number of Parent Series B Preferred Shares for each such issuance, with no cash being paid for any fractional share eliminated by such rounding.

1.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Company Stockholders properly exercising appraisal rights available under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive any consideration pursuant to Section 1.5, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s shares of Company Capital Stock shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the consideration in respect thereof set forth in Section 1.5, without any interest thereon. The Company shall give Parent and Merger Sub (a) prompt notice of any written demands for appraisal of any shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the DGCL and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make or agree to make any payment with respect to any demands for appraisals of Company Capital Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.7 Surrender Procedures.

(a) Prior to the Effective Time, Parent shall appoint U.S. Bank National Association as the exchange agent in the Merger (the “Exchange Agent”). Promptly after the Effective Time, the Exchange Agent shall send, to each Company Stockholder that has not delivered a Letter of Transmittal and Accredited Investor Certification to Parent prior to the Effective Time, at the address and email address provided by the Company in the Consideration Schedule a letter of transmittal in the form of Exhibit D attached hereto (the “Letter of Transmittal”) for use in such exchange. The parties acknowledge that the terms of the Letter of Transmittal include (i) an agreement to be bound by the terms of this Agreement, including Article VIII and Section 9.20 hereof, (ii) a written certification of status as an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect, under the Securities Act, in the form of Exhibit E attached hereto (an “Accredited Investor Certification”), (iii) a joinder to the Parent Investor Agreements for Stock Converting Holders, (iv) a release of claims against the Company and related parties and (v) instructions for use in effecting the surrender of Company Stock Certificates.

(b) On the Closing Date, Parent shall deposit (or cause to be deposited) with the Exchange Agent an amount of cash sufficient to pay the aggregate Per Share Closing Cash Consideration payable hereunder (other than any such amounts which are payable through the Surviving Corporation’s or Parent’s payroll system pursuant to this Agreement). The Exchange Agent shall hold such funds and deliver them in accordance with the terms and conditions hereof and the terms and conditions of an Exchange Agent Agreement in a form to be provided by Parent and reasonably acceptable to the Company (the “Exchange Agent Agreement”).

(c) Upon surrender of a Company Stock Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Stock Certificate shall be entitled to receive in exchange for each share of Company Capital Stock formerly represented by such Company Stock Certificate, upon the terms and subject to the conditions set forth in this Agreement, the Per Share Closing Stock Consideration or Per Share Closing Cash Consideration, as applicable, payable in respect of such share of Company Capital Stock pursuant to Section 1.5, and the Company Stock Certificate so surrendered shall forthwith be canceled. The Exchange Agent shall, promptly after receipt of each properly surrendered Company Stock Certificate, (i) cause the Per Share Closing Cash Consideration, if any, payable with respect to each share represented by such Company Stock Certificate to be sent by wire transfer of immediately available funds to the account designated by such holder in the Letter of Transmittal delivered with such Company Stock Certificate and (ii) instruct Parent to issue the Per Share Closing Stock Consideration (which, for the avoidance of doubt, may be delivered in a book-entry or similar position), if any, issuable with respect to each share represented by such Company Stock Certificate. Until so surrendered, each outstanding Company Stock Certificate that prior to the Effective Time represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive upon such surrender the Per Share Closing Consideration (upon the terms and subject to the conditions set forth in this Agreement).

(d) If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any portion of the Per Share Closing Consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit, which affidavit will include an obligation to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(e) Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder or former holder of shares of Company Capital Stock for the Per Share Closing Consideration attributable to each of such shares or for any other cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Any portion of the consideration payable to Company Stockholders hereunder that is held by the Exchange Agent and remains undistributed to Company Stockholders as of the first anniversary of this Agreement shall be delivered to Parent upon demand, and Company Stockholders who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for any consideration payable with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificates without any interest thereon.

1.8 Indemnification Holdback Release. Notwithstanding anything to the contrary in this Article I or elsewhere in this Agreement, Parent shall withhold from each Company Stockholder’s applicable portion of the aggregate Per Share Closing Cash Consideration or Per Share Closing Stock Consideration payable or issuable, as applicable, to such Company Stockholder pursuant to Section 1.5, such Company Stockholder’s Pro Rata Share of the Indemnification Holdback Amount (which such amount shall be withheld in the form of cash for each Cash Converting Holder and in the form of Parent Series B Preferred Shares issued in the name of the Company Stockholder at Closing for each Stock Converting Holder (with such Parent Series B Preferred Shares valued at the Parent Per Share Price)). The Indemnification Holdback Amount shall constitute partial security for the benefit of Parent (on behalf of itself or any other Parent Indemnified Party) in respect of the indemnification obligations of the Company Stockholders under Section 8.2, and shall be held and distributed in accordance with Section 8.8. The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the (a) Indemnification Holdback Amount, (b) the withholding of the Indemnification Holdback Amount by Parent and (c) the appointment of the Stockholders’ Representative.

1.9 Roche Release.

(a) Notwithstanding anything to the contrary in this Article I or elsewhere in this Agreement, Parent shall withhold from each Company Stockholder’s applicable portion of the aggregate Per Share Closing Cash Consideration or Per Share Closing Stock Consideration payable or issuable, as applicable, to such Company Stockholder pursuant to Section 1.5, such Company Stockholder’s Pro Rata Share of the Roche Holdback Amount (which such amount shall be withheld in the form of cash for each Cash Converting Holder and in the form of Parent Series B Preferred Shares issued in the name of the Company Stockholder at Closing for each Stock Converting Holder (with such Parent Series B Preferred Shares valued at the Parent Per Share Price)). The Roche Holdback Amount shall be held and distributed in accordance with this Section 1.9. The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute, among other things, approval of the (a) Roche Holdback Amount and (b) the withholding of the Roche Holdback Amount by Parent. The Company Stockholders shall not receive interest on the Roche Holdback Amount. Neither the Roche Holdback Amount (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Company Stockholder, or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any Company Stockholder, in each case prior to the release of the Roche Holdback Amount to any Company Stockholder in accordance with this Section 1.9. For the avoidance of doubt, any Parent Series B Preferred Shares deemed withheld from the Stock Converting Holders in respect of the Roche Holdback Amount in accordance with this Section 1.9 shall be issued and outstanding stock of Parent, which Parent shall hold in escrow on behalf of the Stock Converting Holders pending release under this Section 1.9. The Stock Converting Holders shall be entitled to exercise voting rights and shall be entitled to receive any dividends with respect to such shares until such time, if any, as such shares are cancelled by Parent as provided in this Section 1.9.

(b) If and only if the Roche Interim Release Event has occurred, as soon as reasonably practicable following the occurrence of the Roche Interim Release Event (but in no event later than thirty (30) days following such date), Parent shall, upon the terms and subject to the conditions of Section 1.7 and elsewhere in this Agreement, [***].

(c) If and only if a Roche Secondary Release Event has occurred, as soon as reasonably practicable following the occurrence of the Roche Secondary Release Event (but in no event later than thirty (30) days following such date), Parent shall, upon the terms and subject to the conditions of Section 1.7 and elsewhere in this Agreement, [***].

(d) During the Roche Interim Period and, if applicable, the Roche Secondary Period, [***].

(e) For the avoidance of doubt, in no event shall Parent be obligated to [***].

1.10 Tax Consequences. For U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code. For the avoidance of doubt, however, neither Parent nor Merger Sub (nor any Representative thereof) has provided or will provide any representations or warranties regarding the tax consequences of the Merger and the transactions contemplated hereunder or any tax advice. Each party hereto shall prepare its Tax Returns relating to the Merger in a manner consistent with the foregoing intent, unless otherwise required by applicable law.

1.11 Withholding. Each of Parent, Merger Sub, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct or withhold from the amounts payable or issuable (including Parent Series B Preferred Shares deliverable) under this Agreement such amounts as such Person is required to deduct or withhold in accordance with the Code and any other applicable Law. Any such withheld or deducted amount shall be timely paid over to the appropriate Governmental Authority and treated as though such amount had been paid to the Person in respect of whom such withholding was determined to be necessary. Any compensatory payments contemplated to be made hereunder shall be made through the payroll procedures of the applicable Person.

1.12 Equitable Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Parent Series B Preferred Shares occurring after the date of this Agreement and prior (i) to the Effective Time or (ii) with respect to Parent Series B Preferred Shares, if any, to be issued pursuant to Section 1.9 or Section 8.8(c), at any time prior to the release of all such shares pursuant to Section 1.9 or Section 8.8(c), as applicable, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

ARTICLE II.

CLOSING

2.1. The Closing. The closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California, at 9:00 a.m. as soon as reasonably practicable (and, in any event, within three (3) Business Days) after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI hereof, or at such other time, date and location (or by electronic exchange of signatures) as Parent and the Company may agree in writing (the date of the Closing, the “Closing Date”).

2.2. Pre-Closing Deliveries.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of (i) Closing Working Capital, (ii) Closing Indebtedness and (iii) Unpaid Transaction Expenses. The Company shall consult with Parent and its accountants with respect to the preparation of the Estimated Closing Statement and shall deliver appropriate supporting documentation, in detail reasonably acceptable to Parent, concurrently with the delivery of the Estimated Closing Statement. Parent and its Representatives shall have reasonable access during normal business hours to the books, records and officers of the Company to the extent reasonably required in connection with their review of the Estimated Closing Statement and the components thereof. If prior to the Closing Date, Parent disputes all or any portion of the Estimated Closing Statement, the chief financial officers (or any executive functionally serving such role) of the Company and Parent shall promptly meet and seek in good faith to resolve the dispute(s). Such parties shall resolve in good faith any disagreements concerning the Estimated Closing Statement and the components thereof prior to the Closing and in all cases the Estimated Closing Statement shall be in form and substance reasonably satisfactory to Parent prior to the Closing.

(b) No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a schedule in spreadsheet format (the “Consideration Schedule”), in form and substance reasonably satisfactory to Parent and certified as complete and correct by the Company’s chief executive officer, setting forth all of the following information as of immediately prior to the Closing: (i) the names of all of the Company Stockholders and their respective addresses and, to the extent known by the Company, their respective e-mail addresses, (ii) the number and type of shares of Company Capital Stock held by such Company Stockholders and the respective certificate numbers representing such shares, (iii) the date of acquisition of shares of Company Capital Stock, (iv) the calculation of the Fully Diluted Common Number and the Aggregate Closing Parent Shares, (v) the calculation of aggregate cash amounts or Parent Series B Preferred Shares releasable to each Company Stockholder at Closing pursuant to Section 1.5 assuming each Company Stockholder is paid either a cash amount or Parent Series B Preferred Shares pursuant to Section 1.5, (vi) the calculation of aggregate cash amounts or Parent Series B Preferred Shares releasable to each Company Stockholder pursuant to Section 1.9(a) assuming the full release of the Roche Holdback Amount and assuming each Company Stockholder is paid either a cash amount or Parent Series B Preferred Shares pursuant to Section 1.9(a), (vii) the calculation of aggregate cash amounts or Parent Series B Preferred Shares payable or issuable, respectively, to each Company Stockholder pursuant to Section 8.8(c) assuming the full release of the Indemnification Holdback Amount and assuming each Company Stockholder is paid either a cash amount or Parent Series B Preferred Shares pursuant to Section 8.8(c), (viii) the calculation of each Company Stockholder’s Pro Rata Share, and (ix) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Parent. All amounts and allocations set forth in the Consideration Schedule shall be conclusive and binding upon the Company and the Company Stockholders and neither Parent or Merger Sub, nor, after Closing, the Surviving Corporation shall have any obligation to verify the accuracy of the Consideration Schedule. In the event of any inconsistency between the Consideration Schedule and any provision of the Company Certificate or any other document, the Consideration Schedule shall control in all respects.

(c) No later than two (2) Business Days prior to the Closing Date, the Company shall obtain and deliver to Parent accurate and complete copies of: (i) with respect to each item of Indebtedness of the Company (other than the TRV Indebtedness, but including the [***] to the extent such [***] is not converted to shares of Company Capital Stock prior to the Closing), if any, a payoff letter, dated no more than three (3) Business Days prior to the Closing Date and in form and substance reasonably satisfactory to Parent, from the lender of such item of Indebtedness and setting forth the amounts payable to such lender to (A) fully satisfy and discharge such Indebtedness as of the Closing and (B) terminate and release any Encumbrances related thereto (each, a “Payoff Letter”); and (ii) an invoice from each advisor or other service provider to the Company, dated no more than three (3) Business Days prior to the Closing Date, with respect to all Transaction Expenses due and payable to such advisor or other service provider, as the case may be, as of the Closing Date.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows, except as otherwise set forth on the Company Disclosure Schedule, which representations and warranties are, as of the date hereof, and will be, as of the Closing Date, true and correct (except for representations and warranties that by their terms are made only as of a specific date or time, which need only be true and correct as of such date or time):

3.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Company.

3.2. Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and all agreements contemplated by this Agreement to be executed and delivered by the Company, as the case may be, pursuant hereto, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and such other agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly approved by the Company Board. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby (other than the Requisite Stockholder Approval). The Requisite Stockholder Approval is the only vote or consent of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the terms of the Merger and the consummation of the transactions contemplated hereby. This Agreement has been, and such other agreements will be, duly executed and delivered by the Company and is, and such other agreements will be, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, in each case, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other similar Laws affecting creditors’ rights generally and (b) the general principles of equity, regardless of whether asserted in a Proceeding in equity or at Law.

3.3. Governmental Consents and Filings. Assuming the accuracy of the representations made by Parent and Merger Sub in Article IV, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Closing, and (ii) filings pursuant to Regulation D of the Securities Act, and applicable state securities laws.

3.4. No Conflict or Violation. The Company is not in violation or default: (a) of any provisions of its Organizational Documents, (b) of any Order, (c) under any note, indenture or mortgage, (d) under any Material Contract to which it is a party or by which it is bound, or (e) of any provision of federal or state Law applicable to the Company, except, in the case of each of clauses (b) and (e), where such violation or default would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a material default under any such provision, instrument, Order, or Material Contract; or (ii) an event which results in the creation of any Encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material Permit applicable to the Company.

3.5. Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of:

(i) 121,500,000 shares of Company Common Stock, 19,017,423 shares of which are issued and outstanding as of the date hereof. All of the outstanding shares of Company Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. The Company holds no Company Common Stock in its treasury.

(ii) 75,000,000 shares of Company Preferred Stock, of which all of such shares have been designated Series A Preferred Stock, 75,000,000 of which are issued or outstanding as of the date hereof. The rights, privileges and preferences of the Parent Preferred Stock are as stated in the Company Certificate and as provided by the DGCL. The Company holds no Company Preferred Stock in its treasury.

(b) As of the date hereof, the Company has reserved 20,064,924 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Plan. Of such reserved shares of Company Common Stock, no options to purchase or stock purchase rights have been granted, 16,994,954 Company Restricted Shares have been issued under the Company Plan, 16,994,954 of which remain outstanding and subject to a risk of forfeiture or a right of repurchase at the original purchase price thereof, and 3,069,970 shares of Company Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Company Plan. 698,939 Company Restricted Shares were issued outside of the Company Plan pursuant to agreements, 698,939 of which remain outstanding and subject to a risk of forfeiture or a right of repurchase at the original purchase price thereof. The Company has made available to Parent complete and accurate copies of the Company Plan and forms of agreements approved by the Company Board for use thereunder.

(c) Except as set forth in Section 3.5(c) of the Company Disclosure Schedule, no agreement evidencing Company Restricted Shares contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including in the case where the Company Plan is not assumed in an acquisition. The Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(d) The Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

3.6. Securities Laws.

(a) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable.

(b) Neither the Company, nor any of its officers, directors, employees, agents or stockholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Parent Series B Preferred Shares.

3.7. Litigation. There is no Action pending or to the Company’s Knowledge, currently threatened in writing (a) against the Company; (b) against any officer, director or employee of the Company arising out of their employment or board relationship with the Company; (c) that questions the validity of this Agreement or the agreements contemplated by this Agreement to which the Company is a party or the right of the Company to enter into them, or to consummate the transactions contemplated hereby or thereby; or (d) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor, to the Company’s Knowledge, any of its officers, directors or employees is a party or is named as subject to the provisions of any Order (in the case of officers, directors or employees, such as would affect the Company). There is no Action by the Company pending or which the Company intends to initiate. The foregoing includes Actions pending or threatened in writing involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

3.8. Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date of this Agreement of (i) each item of Company Registered Intellectual Property, (ii) the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed, the applicable application, registration, or serial or other similar identification number, the filing date or registration date and issuance or grant date and (iii) any other Person that has, or to the Company’s Knowledge, purports to have, an ownership interest in such item of Company Registered Intellectual Property and the nature of such ownership interest. The Company has provided to Parent complete and accurate copies of all invention disclosures, applications, material correspondence with any Governmental Authority, and other material documents related to the prosecution and maintenance of each such item of Company Registered Intellectual Property.

(b) The Company owns or possesses sufficient legal rights to all Company Intellectual Property and other Intellectual Property necessary to carry on its business without any known conflict with, or infringement of, the rights of others. To Company’s Knowledge, no Company Intellectual Property and no technology or process or product candidate developed or proposed to be developed, marketed or sold by the Company infringes or will infringe any Intellectual Property rights of any other Person. Other than with respect to (a) commercially available software products under standard end-user object code license agreements (“Off-the-Shelf Software Licenses”), and (b) agreements with employees and contractors of the Company entered into on the Company standard form employee proprietary information and invention assignment agreement or consulting agreement, or without material deviation therefrom (“Form Company Service Provider Agreements”), there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business. To the Company’s Knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company. Each employee and consultant has executed an employee or consulting agreement that assigns to the Company all Intellectual Property rights he or she conceives, makes or invents pursuant to such agreement that are related to the Company’s business as now conducted and as presently proposed to be conducted. Section 3.8 of the Disclosure Schedule lists all Company Intellectual Property.

3.9. Agreements; Actions.

(a) Except for this Agreement and the Contracts listed in Section 3.9(a) of the Company Disclosure Schedule (any such Contract listed or required to be listed on Section 3.9(a) of the Company Disclosure Schedule, a “Material Contract”), as of the date of this Agreement, there are no Contracts to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000 on an annual basis, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company (except for (A) Off-the-Shelf Software Licenses and Form Company Service Provider Agreements and (B) non-disclosure agreements, evaluation agreements, material transfer agreements and licenses or restricted use provisions that arise out of the purchase of reagents from suppliers or through catalogs, in each case, entered into in the ordinary course of business consistent with past practice, and which are not material, either individually or in the aggregate, to the Company), (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products, (iv) indemnification by the Company with respect to infringements of proprietary rights (other than any agreements entered into in the ordinary course of business consistent with past practice which are not material, either individually or in the aggregate, to the Company), (v) any employment agreements (except for employment agreements without material deviation from the Company’s standard form offer letters and proprietary information agreement) and consulting agreements (except for consulting agreements without material deviation from the Company’s standard form consulting agreements) which involve payments by the Company in excess of $100,000 on an annual basis, (vi) any distributor or sales representative agreement, (vii) any agreement under which the Company is restricted from carrying on its business anywhere in the world, (viii) any agreement for the disposition of a material portion of the Company’s assets (other than for the sale of inventory in the ordinary course of business) or (ix) any agreement for the acquisition by the Company of the business or securities or other ownership interests of another party.

(b) The Company is not a guarantor or indemnitor of any Indebtedness of any other Person.

3.10. Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board of Directors, (iii) the purchase of shares of Company Capital Stock, in each instance, approved in the written minutes of the Company Board (previously provided to Parent), and (iv) as otherwise disclosed in Section 3.16(f) of the Company Disclosure Schedule, there are no agreements, understandings or proposed transactions between the Company and any of its officers or their direct reports, directors, consultants or Key Employees, or any Affiliate of the Company or any of the foregoing.

(b) The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of the Company or any of the foregoing (each, a “Company Related Person”), other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. No Company Related Person is, directly or indirectly, indebted to the Company or, to the Company’s Knowledge, has any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company’s customers, suppliers, service providers, joint venture partners, licensees or competitors, (ii) direct or indirect ownership interest in any entity with which the Company is affiliated or with which the Company has a business relationship, or any entity which competes with the Company (other than any ownership of less than two percent (2%) of the outstanding capital stock of publicly traded companies that may compete with the Company), or (iii) financial interest in any material contract with the Company.

3.11. Voting Rights. Except as contemplated in the Company Voting Agreement, to the Company’s Knowledge, no Company Stockholder has entered into any agreements with respect to the voting of shares of Company Capital Stock.

3.12. Property. The tangible property and assets that the Company owns are free and clear of all Encumbrances, except for Permitted Encumbrances. With respect to the tangible property and assets it leases, the Company is in compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any Encumbrances other than those of the lessors of such property or assets. The Company does not own, and has not ever owned, any real property.

3.13. Financial Statements. The Company has delivered to Parent its audited financial statements as of December 31, 2016 and December 31, 2017 and for the years ended December 31, 2016 and December 31, 2017 and its unaudited financial statements (including balance sheet and income statement) as of August 31, 2018 (the “Company Balance Sheet Date”) and for the eight-month period ended on the Company Balance Sheet Date (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Company Financial Statements may not contain all footnotes required by GAAP. The Company Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Company Financial Statements to normal year-end audit adjustments. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

3.14. Undisclosed Liabilities. The Company does not have any material Liabilities other than: (a) Liabilities disclosed and provided for on the Company Balance Sheet or in the notes thereto; (b) accounts payable or accrued salaries or employee benefits that have been incurred by the Company since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice; (c) Liabilities under the express terms of executory Contracts to which the Company is a party (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law); and (d) Liabilities arising under this Agreement.

3.15. Absence of Changes. Since the Company Balance Sheet Date through and including the date hereof, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect on the Company;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect on the Company;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any Encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect on the Company;

(e) any material change in any compensation arrangement or agreement with any employee, officer or director of the Company;

(f) any resignation or termination of employment of any officer, direct report of an officer or Key Employee of the Company;

(g) any mortgage, pledge, transfer of a security interest in, or Encumbrance, created by the Company, with respect to any of its material properties or assets, except Permitted Encumbrances;

(h) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(i) any declaration, setting aside or payment or other distribution in respect of any of the Company’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(j) any sale, assignment or transfer of any Company Intellectual Property;

(k) to the Company’s Knowledge, any other event or condition of any character, other than events affecting the economy or the Company’s industry generally, that would reasonably be expected to result in a Material Adverse Effect on the Company; or

(l) any arrangement or commitment by the Company to do any of the things described in this Section 3.15 (other than negotiations and agreements with Parent and its Representatives regarding the transactions contemplated by this Agreement).

3.16. Employee Matters.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the names, titles, annual base salary or hourly wages, commission, bonus opportunity, hire date, accrued vacation and paid-time-off, principal work location, leave status of all employees of and independent contractors to the Company as of the date of this Agreement, whether any employee is on a work visa and each employee’s status as being exempt or nonexempt from the application of state and federal wage and hour Laws.

(b) To the Company’s Knowledge, none of its employees is obligated under any Contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any Order, that would materially interfere with such employee’s ability to promote the interest of the Company or that would conflict with the Company’s business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company’s business by the employees of the Company, nor the conduct of the Company’s business as now conducted and as presently proposed to be conducted, will, to the Company’s Knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(c) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company is, and has been at all times during the past six (6) years from the date hereof, in compliance in all material respects with all applicable state and federal equal employment opportunity Laws and with other Laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has at all times during the past six (6) years from the date hereof, withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(d) To the Company’s Knowledge, no Key Employee has expressed an intention to terminate employment with the Company or is otherwise likely to become unavailable to continue as a Key Employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Section 3.16(d) of the Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 3.16(d) of the Disclosure Schedule, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e) The Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of the Company Board.

(f) Each former officer or direct report of an officer whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(g) Section 3.16(g) of the Company Disclosure Schedule sets forth an accurate and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each employment, severance or similar Contract and each other material plan, agreement, policy, program, commitment or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, retention, equity or other equity-related rights, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, welfare benefits, life, accident, dental or vision benefits, tuition benefits, vacation or paid-time-off, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, post-employment or retirement benefits and other employee benefits, in any case, which is maintained, administered or contributed to by the Company thereof and covers any employee or former employee of the Company, or with respect to which the Company has or may have any liability (whether actual or contingent) (collectively, the “Employee Plans”). The Company has made available to Parent a true, correct and complete copy of each of the Employee Plans. The Company has made all required contributions or has accrued such contributions in accordance with the terms of the applicable Employee Plan and has no liability under any such Employee Plans for post-termination or retiree payments or benefits, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with its terms and all applicable Laws for any such Employee Plan.

(h) Neither the Company nor current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Neither the Company nor ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(i) The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the Company’s Knowledge, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the Company’s Knowledge, threatened, which would be material to the Company, nor is the Company aware of any labor organization activity involving its employees.

(j) To the Company’s Knowledge, none of the Key Employees, officers or their direct reports, or directors of the Company has been (i) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

3.17. Tax Matters.

(a) The Company has duly and timely filed with the appropriate Tax authorities all income and other material Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes required to be paid and for which the Company is liable (whether or not shown on any Tax Returns) have been paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Tax authority or other Governmental Authority in writing in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of the Company did not, as of the Company Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto). Since the Company Balance Sheet Date, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, and the accrued and unpaid Taxes of the Company as of the Closing Date will not materially exceed the current liability for such Taxes included on the Company Balance Sheet.

(c) No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Tax authority or other Governmental Authority. There are no pending audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company, nor are any threatened in writing. There are no matters under discussion with any Tax authority or, to the Knowledge of the Company, with respect to Taxes that are reasonably likely to result in additional liability for Taxes with respect to the Company. No issues relating to Taxes of the Company were raised in writing by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material liability in respect of Taxes in a later taxable period. The Company has delivered or made available to Parent complete and accurate copies of all federal, state, local and foreign Tax Returns of the Company (and any predecessor thereof) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company (or any predecessors thereof). The Company (or any predecessor thereof) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(d) There are no Encumbrances for Taxes upon any property or asset of the Company (other than Encumbrances described in clause (b) of the definition of Permitted Encumbrances).

(e) The Company will not be required to include any material item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change made or required to be made on or prior to the Closing Date or any agreement with any Tax authority entered into on or prior to the Closing Date, the use of an improper method of accounting for any period or portion thereof ending prior to the Closing Date, any written agreement with a Tax authority with respect to Taxes pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) or private letter ruling with respect to the Company, any prepaid amount received on or prior to the Closing (other than in the ordinary course of business), an election under Section 965(h) of the Code, the application of Section 965 of the Code or any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law) in respect of taxable periods (or portions thereof) ending on or prior to the Closing Date.

(f) The Company has not (i) been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, (ii) been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law), (iii) been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code or (iv) engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(g) The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.

(h) The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (other than customary provisions in commercial or financial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes).

(i) The Company has not been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(j) The Company has not ever been a member of an affiliated group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes.

(k) The Company has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholders of the Company or other Person.

(l) The Company has not been a party to any distribution that the parties to which treated as satisfying the requirements of Section 355 of the Code.

(m) The Company is, and always has been, resident only in its jurisdiction of incorporation for Tax purposes and the Company is not or has not been subject to Tax in any jurisdiction other than its jurisdiction of incorporation. The Company has not, or has ever had, a branch or permanent establishment in a jurisdiction other than its jurisdiction of incorporation.

3.18. Insurance. The Company has made available to Parent a list of, and accurate and complete copies of, all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company as of the date of this Agreement, each of which is in full force and effect, together with a claims history. Other than claims made in the ordinary course, there are no pending claims under any such policies or bonds, including any claims for loss or damage to the properties, assets or business of the Company. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and the Company has otherwise complied fully with the terms and conditions of all such policies and bonds. The Company has no Knowledge of any actual or threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies or bonds. The Company does not have any self-insurance or co-insurance programs.

3.19. Employee Agreements. Each current and former employee and officer of the Company, and each consultant of the Company involved in the creation of Company Intellectual Property has executed an agreement with the Company (or an agreement with applicable provisions) regarding confidentiality and proprietary information (an “Inventions Assignment Agreement”). No such current or former employee, consultant or officer has excluded works or inventions from his or her assignment of inventions pursuant to such person’s Inventions Assignment Agreement. Each such current and former employee has executed an agreement containing a non-solicitation obligation substantially in the form or forms delivered to Parent. The Company is not aware that any of its employees, consultants or officers is in violation of any agreement covered by this Section 3.19.

3.20. Compliance with Laws; Permits. The Company is, and has at all times during the last six (6) years from the date hereof been, in compliance, in all material respects, with, and is not, and has not within the last six (6) years from the date hereof, been under investigation with respect to, given written notice of any violation of, or, to the Knowledge of the Company, threatened to be charged with any violation of, any applicable Law. The Company has, and has for the past six (6) years from the date hereof had, all material Permits, and have made all necessary filings required under applicable Law, necessary to conduct the business of the Company. The Company is, and has been for the past six (6) years from the date hereof, in compliance in all material respects with each such material Permit. The Company has not received any written notice or other written communication regarding any actual or possible violation of or failure to comply with any term or requirement of any such material Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such material Permit. Section 3.20 of the Company Disclosure Schedule sets forth (a) an accurate and complete list of all Permits issued to the Company and (b) an accurate and complete list of all Permits for which the Company has applied or has taken the steps necessary to secure or maintain within the three (3) months prior to the date hereof. Each such Permit has been validly issued or obtained and is, and after the consummation of the transaction contemplated hereby will be, in full force and effect.

3.21. Corporate Documents. The Company Certificate and bylaws of the Company are in the form provided to Parent. The copy of the minute books of the Company provided to the Parent contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation through the date hereof and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.

3.22. 83(b) Elections. Each holder of Company Restricted Shares that were subject to vesting as of the date of issuance timely filed an election under Section 83(b) of the Code. A copy of each election made under Section 83(b) of the Code in respect of Company Restricted Shares that has previously been made available to the Company has been made available to Parent.

3.23. Environmental and Safety Laws. To the Company’s Knowledge, in all material respects, (a) the Company is and has been in compliance with all Environmental Laws; (b) there has been no release or to the Company’s Knowledge threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a “Hazardous Substance”), on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to Parent true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments.

3.24. FDA Approvals. The Company possesses all permits, licenses, registrations, certificates, authorizations, orders and approvals from the appropriate federal, state or foreign regulatory authorities necessary to conduct its business, including all such permits, licenses, registrations, certificates, authorizations, orders and approvals required by the U.S. Food and Drug Administration (“FDA”) or any other federal, state or foreign agencies or bodies engaged in the regulation of drugs, pharmaceuticals, medical devices or biohazardous materials. The Company has not received any notice of proceedings relating to the suspension, material modification, revocation or cancellation of any such permit, license, registration, certificate, authorization, order or approval. Neither the Company nor, to the Company’s Knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335a(a) or (b), or any similar law, rule or regulation of any other Governmental Authorities, (B) debarment, suspension, or exclusion under any Federal Healthcare Programs or by the General Services Administration, or (C) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Authorities. Neither the Company nor, to the Company’s Knowledge, any of its officers, employees, or to the Knowledge of the Company, any of its contractors or agents is the subject of any pending or threatened investigation by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Governmental Authority pursuant to any similar policy. Neither the Company nor, to the Company’s Knowledge, any of its officers, employees, contractors, and agents has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or for any similar Governmental Authority to invoke a similar policy. Neither the Company nor, to the Company’s Knowledge, any of its officers, employees, or to the Company’s Knowledge, any of its contractors or agents has made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to FDA or any similar Governmental Authority.

3.25. FDA Regulation. The Company is and has been in compliance in all material respects with all applicable Laws administered or issued by the FDA or any similar Governmental Authority, including the Federal Food, Drug, and Cosmetic Act and all other Laws regarding developing, testing, manufacturing, marketing, distributing or promoting the products of the Company, or complaint handling or adverse event reporting.

3.26. Foreign Corrupt Practices Act. Neither the Company nor any of its directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Authority, or (c) securing any improper advantage, in the case of (a), (b) and (c) above in order to assist the Company or any of its affiliates in obtaining or retaining business for or with, or directing business to, any person. Neither the Company nor any of its directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation.

3.27. Data Privacy. In connection with its collection, storage, transfer (including any transfer across national borders) and/or use of any Personal Information, the Company is and has been to the Company’s Knowledge, in compliance in all material respects with all applicable Laws in all relevant jurisdictions, the Company’s privacy policies and the requirements of any contract or codes of conduct to which the Company is a party. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. To the extent the Company maintains or transmits protected health information, as defined under 45 C.F.R. § 160.103, the Company is in compliance with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, including all rules and regulations promulgated thereunder. The Company is and has been, to the Company’s Knowledge, in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations.

3.28. Takeover Statutes. The Company Board has taken all actions necessary so that the restrictions on take-over bids, equity acquisitions, business combinations and equityholder vote and any other “moratorium”, “control share acquisition”, “business combination”, “fair price” or other similar anti-takeover laws or regulations that are or may purport to be applicable will not apply with respect to or as a result of the Merger or the other transactions contemplated by this Agreement.

3.29. No Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or who is or may be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows, except as otherwise set forth on the Parent Disclosure Schedule, which representations and warranties are, as of the date hereof, and will be, as of the Closing Date, true and correct (except for representations and warranties that by their terms are made only as of a specific date or time, which need only be true and correct as of such date or time):

4.1. Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. Each of Parent and Merger Sub is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on Parent.

4.2. Authorization. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and all agreements contemplated by this Agreement to be executed and delivered by Parent or Merger Sub, as the case may be, pursuant hereto, to consummate the transactions contemplated hereby and thereby and to perform their obligations hereunder and thereunder. The execution and delivery by Parent and Merger Sub of this Agreement and such other agreements and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly approved by the Parent Board and the board of directors of Merger Sub. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby (other than the approval of Parent, as the sole stockholder of Merger Sub). This Agreement has been, and such other agreements will be, duly executed and delivered by each of Parent and Merger Sub and is, and such other agreements will be, the legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms, in each case, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other similar Laws affecting creditors’ rights generally, (b) the general principles of equity, regardless of whether asserted in a Proceeding in equity or at Law and (c) to the extent the indemnification provisions contained in the Parent IRA may be limited by applicable federal or state securities laws.

4.3. Governmental Consents and Filings. Assuming the accuracy of the representations made by the Company in Article III and each of the Company Stockholders in their Investor Representation Letters, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of Parent in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Parent Restated Certificate, which will have been filed as of the Closing, (ii) filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner, and (iii) the filing of the Certificate of Merger.

4.4. No Conflict or Violation. Neither Parent nor Merger Sub is in violation or default: (a) of any provisions of its Organizational Documents, (b) of any Order, (c) under any note, indenture or mortgage, (d) under any Contract to which it is a party or by which it is bound that is required to be listed on Section 4.10 of the Parent Disclosure Schedule, or (e) of any provision of federal or state Law applicable to Parent or Merger Sub, except, in the case of each of clauses (b) and (e), where such violation or default would not, individually or in the aggregate, reasonably be expected to result in a material Liability to Parent or Merger Sub. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a material default under any such provision, instrument, Order, or contract; or (ii) an event which results in the creation of any Encumbrance upon any assets of Parent or Merger Sub or the suspension, revocation, forfeiture, or nonrenewal of any material Permit applicable to Parent or Merger Sub.

4.5. No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Parent is the sole stockholder of Merger Sub.

4.6. Capitalization.

(a) As of the date hereof, the authorized capital stock of Parent consists of:

(i) 133,000,000 shares of Parent Common Stock, 16,126,205 shares of which are issued and outstanding as of the date hereof. All of the outstanding shares of Parent Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities Laws. Parent holds no Parent Common Stock in its treasury.

(ii) 108,221,732 shares of Parent Preferred Stock, of which (i) 70,221,732 shares have been designated Series A Preferred Stock, all of which are issued and outstanding immediately as of the date hereof and (ii) 38,000,000 shares have been designated Series B Preferred Stock, 37,620,613 of which are issued or outstanding as of the date hereof. The rights, privileges and preferences of the Parent Preferred Stock are as stated in the Parent Restated Certificate and as provided by the DGCL. Parent holds no Parent Preferred Stock in its treasury.

(b) As of the date hereof, Parent has reserved 16,476,000 shares of Parent Common Stock for issuance to officers, directors, employees and consultants of Parent pursuant to the Parent Plan. Of such reserved shares of Parent Common Stock, options to purchase or stock purchase rights have been granted and are currently outstanding with respect to 8,459,779 shares of Parent Common Stock, 7,088,185 shares of Parent Common Stock have been issued upon the exercise of options granted under the Parent Plan, and 928,036 shares of Parent Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Parent Plan. Parent has made available to the Company complete and accurate copies of the Parent Plan and forms of agreements approved by the Parent Board for use thereunder.

(c) None of Parent’s stock purchase agreements or stock option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including in the case where the Company Plan is not assumed in an acquisition. Parent has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Parent Restated Certificate, Parent has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(d) Other than Merger Sub, of which Parent is the sole member, Parent does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. Parent is not a participant in any joint venture, partnership or similar arrangement.

4.7. Valid Issuance of Shares.

(a) The Parent Series B Preferred Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, have been or will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Parent Investor Agreements, applicable state and federal securities Laws and Encumbrances created by or imposed by a Company Stockholder . Assuming the accuracy of the representations made by the Company in Article III and each of the Company Stockholders in their Investor Representation Letters and Letters of Transmittal and subject to the filings described in Section 4.3, the Parent Series B Preferred Shares to be issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement will be issued in compliance with all applicable federal and state securities laws, including all applicable provisions of Regulation D of the Securities Act. The Parent Common Stock issuable upon conversion of the Parent Series B Preferred Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Parent Restated Certificate, has been or will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Parent Investor Agreements, applicable federal and state securities Laws and Encumbrances created by or imposed by a Company Stockholder. Based in part upon the representations of the Company in Article III and each of the Company Stockholders in their Investor Representation Letters and Letters of Transmittal, and subject to Section 4.3, the Parent Common Stock issuable upon conversion of the Parent Series B Preferred Shares has been or will be issued in compliance with all applicable federal and state securities Laws.

(b) No Disqualification Event is applicable to Parent or, to Parent’s Knowledge, any Parent Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable.

(c) Neither Parent, nor any of its officers, directors, employees, agents or stockholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Parent Series B Preferred Shares.

4.8. Litigation. There is no Action pending or to Parent’s Knowledge, currently threatened in writing (a) against Parent; (b) against any officer, director or employee of Parent arising out of their employment or board relationship with Parent; (c) that questions the validity of this Agreement or the agreements contemplated by this Agreement to which Parent is a party or the right of Parent to enter into them, or to consummate the transactions contemplated hereby or thereby; or (d) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Neither Parent nor, to Parent’s Knowledge, any of its officers, directors or employees is a party or is named as subject to the provisions of any Order (in the case of officers, directors or employees, such as would affect Parent). There is no Action by Parent pending or which Parent intends to initiate. The foregoing includes Actions pending or threatened in writing involving the prior employment of any of Parent’s employees, their services provided in connection with Parent’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

4.9. Intellectual Property. Parent owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Parent Intellectual Property and other intellectual property necessary to carry on its business without any known conflict with, or infringement of, the rights of others. To Parent’s Knowledge, no Parent Intellectual Property and no technology or process or product candidate developed or proposed to be developed, marketed or sold by Parent infringes or will infringe any Intellectual Property rights of any other Person. Other than with respect to (a) Off-the-Shelf Software Licenses, and (b) agreements with employees and contractors of Parent entered into on Parent standard form employee proprietary information and invention assignment agreement or consulting agreement, or without material deviation therefrom (“Form Parent Service Provider Agreements”), there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to Parent Intellectual Property, nor is Parent bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. Parent has not received any communications alleging that Parent has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. Parent has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with Parent’s business. To Parent’s Knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by Parent. Each employee and consultant has executed an employee or consulting agreement that assigns to Parent all Intellectual Property rights he or she conceives, makes or invents pursuant to such agreement that are related to Parent’s business as now conducted and as presently proposed to be conducted.

4.10. Agreements; Actions.

(a) Except for this Agreement and the Parent Investor Agreements, as of the date of this Agreement, there are no Contracts to which Parent is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, Parent in excess of $500,000 on an annual basis, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from Parent (except for (A) Off-the-Shelf Software Licenses and Form Parent Service Provider Agreements and (B) non-disclosure agreements, evaluation agreements, material transfer agreements and licenses or restricted use provisions that arise out of the purchase of reagents from suppliers or through catalogs, in each case, entered into in the ordinary course of business consistent with past practice, and which are not material, either individually or in the aggregate, to Parent), (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit Parent’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products, (iv) indemnification by Parent with respect to infringements of proprietary rights (other than any agreements entered into in the ordinary course of business consistent with past practice, which are not material, either individually or in the aggregate, to Parent), (v) any employment agreements (except for employment agreements without material deviation from Parent’s standard form offer letters and proprietary information agreement) and consulting agreements (except for consulting agreements without material deviation from Parent’s standard form consulting agreements) which involve payments by Parent in excess of $200,000 on an annual basis, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements (but not the individual agreements issued pursuant to such stock option, stock purchase and similar plans and arrangements), (vi) any distributor or sales representative agreement, (vii) any agreement under which Parent is restricted from carrying on its business anywhere in the world, (viii) any agreement for the disposition of a material portion of Parent’s assets (other than for the sale of inventory in the ordinary course of business) or (ix) any agreement for the acquisition by Parent of the business or securities or other ownership interests of another party.

(b) Parent is not a guarantor or indemnitor of any Indebtedness of any other Person.

4.11. Certain Transactions.

(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board of Directors, (iii) the purchase of shares of Parent’s capital stock and the issuance of options to purchase shares of Parent Common Stock, in each instance, approved in the written minutes of the Parent Board, and (iv) as otherwise disclosed in Section 4.16(e) of the Company Disclosure Schedule, there are no agreements, understandings or proposed transactions between Parent and any of its officers or their direct reports, directors or consultants, or any Affiliate thereof.

(b) Parent is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of Parent or any of the foregoing (each, a “Parent Related Person”), other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. No Parent Related Person is, directly or indirectly, indebted to Parent or, to Parent’s Knowledge, has any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of Parent’s customers, suppliers, service providers, joint venture partners, licensees or competitors, (ii) direct or indirect ownership interest in any entity with which Parent is affiliated or with which Parent has a business relationship, or any entity which competes with Parent (other than any ownership of less than two percent (2%) of the outstanding capital stock of publicly traded companies that may compete with Parent); or (iii) financial interest in any material contract with Parent.

4.12. Rights of Registration and Voting Rights. Except as provided in the Parent IRA, Parent is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To Parent’s Knowledge, except as contemplated in the Parent Voting Agreement, no stockholder of Parent has entered into any agreements with respect to the voting of capital shares of Parent.

4.13. Property. The tangible property and assets that Parent owns are free and clear of all Encumbrances, except for Permitted Encumbrances. With respect to the tangible property and assets it leases, Parent is in compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any Encumbrances other than those of the lessors of such property or assets. Parent does not own, and has not ever owned, any real property.

4.14. Financial Statements. Parent has delivered to the Company its audited financial statements as of December 31, 2017 and for the year ended December 31, 2017 and its unaudited financial statements (including balance sheet and income statement) as of August 31, 2018 (the “Parent Balance Sheet Date”) and for the eight-month period ended on the Parent Balance Sheet Date (collectively, the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Parent Financial Statements may not contain all footnotes required by GAAP. The Parent Financial Statements fairly present in all material respects the financial condition and operating results of Parent as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Parent Financial Statements to normal year-end audit adjustments. Parent maintains a standard system of accounting established and administered in accordance with GAAP.

4.15. Absence of Changes. Since the Parent Balance Sheet Date through the date hereof, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of Parent from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect on Parent;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect on Parent;

(c) any waiver or compromise by Parent of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any Encumbrance or payment of any obligation by Parent, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect on Parent;

(e) any resignation or termination of employment of any officer or direct report of an officer of Parent;

(f) any mortgage, pledge, transfer of a security interest in, or Encumbrance, created by Parent, with respect to any of its material properties or assets, except Permitted Encumbrances;

(g) any loans or guarantees made by Parent to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(h) any declaration, setting aside or payment or other distribution in respect of any of Parent’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Parent;

(i) any sale, assignment or transfer of any Parent Intellectual Property that could reasonably be expected to result in a Material Adverse Effect on Parent;

(j) to Parent’s Knowledge, any other event or condition of any character, other than events affecting the economy or Parent’s industry generally, that would reasonably be expected to result in a Material Adverse Effect on Parent; or

(k) any arrangement or commitment by Parent to do any of the things described in this Section 4.15.

4.16. Employee Matters.

(a) Parent is, and has been at all times since incorporation, in compliance in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. Parent has, at all times since incorporation, withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of Parent and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(b) To Parent’s Knowledge, no officer intends to terminate employment with Parent or is otherwise likely to become unavailable to continue as an officer, nor does Parent have a present intention to terminate the employment of any of the foregoing. The employment of each employee of Parent is terminable at the will of Parent. Except as set forth in Section 4.16(b) of the Disclosure Schedule, Parent has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(c) Parent has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of Parent’s Board of Directors.

(d) Each former officer whose employment was terminated by Parent has entered into an agreement with Parent providing for the full release of any claims against Parent or any related party arising out of such employment.

(e) Section 4.16(e) of the Disclosure Schedule sets forth, as of the date hereof, each employee benefit plan maintained, established or sponsored by Parent, or which Parent participates in or contributes to, which is subject to ERISA. Parent has made all required contributions and has no liability under any such employee benefit plan for post-termination or retiree payments and benefits, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable Laws for any such employee benefit plan.

(f) Parent is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to Parent’s Knowledge, has sought to represent any of the employees, representatives or agents of Parent. There is no strike or other labor dispute involving Parent pending, or to Parent’s Knowledge, threatened, which would be material to Parent, nor is Parent aware of any labor organization activity involving its employees.

(g) To Parent’s Knowledge, none of the officers or their direct reports or directors of Parent has been (a) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (b) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (c) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (d) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

4.17. Tax Matters. Parent has filed all material Tax Returns required to have been filed by it and paid all material Taxes required to be paid by it (whether or not shown on such Tax Returns). Parent has not elected pursuant to the Code to be treated as a Subchapter S corporation or a collapsible corporation pursuant to Section 1362(a) or Section 341(f) of the Code, nor has it made any other material elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization), that would have a Material Adverse Effect on Parent. Parent is not a party to any contract and/or has not granted any compensation, equity or award that could reasonably be deemed deferred compensation subject to the additional twenty percent (20%) Tax under Section 409A of the Code, and neither Parent nor, to Parent’s Knowledge, any person that is a member of the same controlled group as Parent or under common control with Parent within the meaning of Section 414 of the Code, has any liability or obligation to make any payments or to issue any equity award or bonus that could reasonably be deemed deferred compensation subject to the additional twenty percent (20%) Tax under Section 409A of the Code.

4.18. Insurance. Parent has, as directed by the Parent Board, and in the normal course, obtained fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

4.19. Employee Agreements. Each current and former employee and officer of Parent, and each consultant of Parent involved in the creation of Parent Intellectual Property has executed an Inventions Assignment Agreement with Parent. No such current or former employee, consultant or officer has excluded works or inventions from his or her assignment of inventions pursuant to such person’s Inventions Assignment Agreement. Each such current and former employee has executed an agreement containing a non-solicitation obligation substantially in the form or forms delivered to the Company. Parent is not aware that any of its employees, consultants or officers is in violation of any agreement covered by this Section 4.19.

4.20. Compliance with Laws; Permits. Parent is, and has been at all times since incorporation, in compliance, in all material respects, with, and is not, and has not been since incorporation, under investigation with respect to, given written notice of any violation of, or, to the Knowledge of Parent, threatened to be charged with any violation of, any applicable Law. Parent has all material Permits necessary for the conduct of its business. Parent is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

4.21. 83(b) Elections. To Parent’s Knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of Parent Common Stock.

4.22. Environmental and Safety Laws. To Parent’s Knowledge, in all material respects, (a) Parent is and has been in compliance with all Environmental Laws; (b) there has been no release or to Parent’s Knowledge threatened release of any Hazardous Substance, on, upon, into or from any site currently or heretofore owned, leased or otherwise used by Parent; (c) there have been no Hazardous Substances generated by Parent that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States; and (d) there are no underground storage tanks located on, no PCBs or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by Parent, except for the storage of hazardous waste in compliance with Environmental Laws.

4.24. FDA Approvals. Parent possesses all permits, licenses, registrations, certificates, authorizations, orders and approvals from the appropriate federal, state or foreign regulatory authorities necessary to conduct its business, including all such permits, licenses, registrations, certificates, authorizations, orders and approvals required by the FDA or any other federal, state or foreign agencies or bodies engaged in the regulation of drugs, pharmaceuticals, medical devices or biohazardous materials. Parent has not received any notice of proceedings relating to the suspension, material modification, revocation or cancellation of any such permit, license, registration, certificate, authorization, order or approval. Neither Parent nor, to Parent’s Knowledge, any officer, employee or agent of Parent has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335a(a) or (b), or any similar law, rule or regulation of any other Governmental Authorities, (B) debarment, suspension, or exclusion under any Federal Healthcare Programs or by the General Services Administration, or (C) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Authorities. Neither Parent nor, to Parent’s Knowledge, any of its officers, employees, or to the Knowledge of Parent, any of its contractors or agents is the subject of any pending or threatened investigation by FDA pursuant to the FDA Application Integrity Policy and any amendments thereto, or by any other similar Governmental Authority pursuant to any similar policy. Neither Parent nor, to Parent’s Knowledge, any of its officers, employees, contractors, and agents has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or for any similar Governmental Authority to invoke a similar policy. Neither Parent nor, to Parent’s Knowledge, any of its officers, employees, or to Parent’s Knowledge, any of its contractors or agents has made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to FDA or any similar Governmental Authority.

4.25. FDA Regulation. Parent is and has been in compliance in all material respects with all applicable Laws administered or issued by the FDA or any similar Governmental Authority, including the Federal Food, Drug, and Cosmetic Act and all other Laws regarding developing, testing, manufacturing, marketing, distributing or promoting the products of Parent, or complaint handling or adverse event reporting.

4.26. Foreign Corrupt Practices Act. Neither Parent nor any of its directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the FCPA), foreign political party or official thereof or candidate for foreign political office for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Authority, or (c) securing any improper advantage, in the case of (a), (b) and (c) above in order to assist Parent or any of its affiliates in obtaining or retaining business for or with, or directing business to, any person. Neither Parent nor any of its directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation.

4.27. Data Privacy. In connection with its collection, storage, transfer (including any transfer across national borders) and/or use of Personal Information, Parent is and has been, to Parent’s Knowledge, in compliance in all material respects with all applicable Laws in all relevant jurisdictions, Parent’s privacy policies and the requirements of any contract or codes of conduct to which Parent is a party. Parent has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. To the extent Parent maintains or transmits protected health information, as defined under 45 C.F.R. § 160.103, Parent is in compliance with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, including all rules and regulations promulgated thereunder. Parent is and has been, to Parent’s Knowledge, in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations.

4.28. No Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or who is or may be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

ARTICLE V.

COVENANTS

The Company, the Stockholders’ Representative, Parent and Merger Sub each covenant and agree as follows:

5.1. Conduct of the Company. From and after the date of this Agreement until the earlier of (A) the termination of this Agreement in accordance with the provisions of Section 7.1 or (B) the Effective Time (such period, the “Interim Period”), except as expressly contemplated by this Agreement, the Company shall conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local Permits, (iii) keep available the services of the officers and employees of the Company, and (iv) maintain satisfactory relationships with the lenders, suppliers, licensors and licensees of the Company and others having material business relationships with the Company. Without limiting the generality of the foregoing, during the Interim Period, except as expressly contemplated by this Agreement, set forth on Section 5.1 of the Company Disclosure Schedule or pursuant to the written consent of Parent, the Company shall not:

(a) amend its certificate of incorporation, bylaws or other Organizational Documents (whether by merger, consolidation or otherwise);

(b) declare, set aside or pay any dividend or other distribution (whether in cash, stock, debt or property or any combination thereof) in respect of any equity securities of the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity securities of the Company;

(c) (i) issue, transfer, deliver, sell, pledge or otherwise encumber any shares of any equity securities of the Company, or (ii) amend any term of any equity securities of the Company (whether by merger, consolidation or otherwise) including an amendment to provide for acceleration of vesting as a result of the Merger or a termination of employment or service related to the Merger, other than shares of equity securities issued upon the conversion of convertible debt, that is outstanding as of the date hereof and set forth on Section 5.1(c) of the Company Disclosure Schedule, in accordance with its terms;

(d) make any expenditures of more than $5,000 or incur any obligations or liabilities in respect thereof, other than expenses in respect of reasonable lab supplies, rent, utilities, facility maintenance, postage, phone, mobile phone, reasonable office supplies, internet services, existing accounting consultants, compensation and benefits for employees of the Company and contract research organizations pursuant to outstanding purchase orders set forth on Section 5.1(d) of the Company Disclosure Schedule, in each case in the ordinary course of business consistent with past practice;

(e) make any capital expenditures or incur any obligations or liabilities in respect thereof;

(f) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than inventory and supplies in the ordinary course of business consistent with past practice;

(g) sell, lease, license or otherwise transfer, or create, incur, assume or suffer to exist any Encumbrance (other than Permitted Encumbrances) on, any of the assets, securities, properties, interests or businesses of the Company;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, other than travel advances and other advances of business expenses to employees made in the ordinary course of business consistent with past practice;

(i) make any payments to any Company Related Person (other than salary payments or expense reimbursements made in the ordinary course of business consistent with past practice);

(j) create, incur, assume or otherwise become liable with respect to any Indebtedness;

(k) modify, amend, cancel, terminate or waive any rights under any Material Contract (including the [***], the TRV Note and the CFFT Award Agreement), enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, or otherwise waive, release or assign any material rights, claims or benefits of the Company;

(l) other than as required by applicable Law: (i) grant or increase any form of compensation or benefits payable to any director, officer, advisor, consultant, or employee of the Company or any of its ERISA Affiliates, including pursuant to any Employee Plan; (ii) adopt, enter into, modify or terminate any Employee Plan; (iii) accelerate the vesting or payment of any compensation or benefits under any Employee Plan; (iv) grant any equity or equity-linked awards or other bonus, commission or other incentive compensation to any director, officer, advisor, consultant or employee of the Company or any of its ERISA Affiliates or (v) hire, promote or terminate any employee, officer, director or consultant of the Company or any of its ERISA Affiliates or materially change the management structure of the Company;

(m) fail to maintain, or allow to lapse, dispose of or abandon, including by failure to pay the required fees in any jurisdiction, any Company Intellectual Property, or grant permission to enter into the public domain any trade secrets included in the Company Intellectual Property;

(n) change the Company’s methods of accounting or accounting practices, except as required by concurrent changes in GAAP as agreed to by the Company’s independent public accountants;

(o) commence, settle, or offer or propose to settle, (i) any Action involving or against the Company, (ii) any equityholder litigation or dispute against the Company or any of its officers or directors or (iii) any Action that relates to the transactions contemplated by this Agreement;

(p) (i) make or change any Tax election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, (ii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax, (iii) file any federal or state income Tax Return or any other material Tax Return, (iv) amend any Tax Return, (v) surrender or forfeit any right to claim a Tax refund or (vi) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(q) form or acquire any Subsidiaries;

(r) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction; or

(s) authorize or agree, resolve or commit to do any of the foregoing.

5.2. No Solicitation. From and after the time that the Requisite Stockholder Approval is obtained until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each of its Representatives not to, directly or indirectly, (a) solicit, initiate, facilitate, support, seek, induce, entertain or knowingly encourage, or take any action to solicit, initiate, facilitate, support, seek, induce, entertain or knowingly encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent, (c) furnish to any Person other than Parent any non-public information that would reasonably be expected to be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (d) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal or (e) submit any Acquisition Proposal or any matter related thereto to the vote of the Company Stockholders.

5.3. Further Assurances. Upon the terms and subject to the conditions contained herein, the parties agree (a) to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (b) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder or thereunder, and (c) to cooperate with each other in connection with the foregoing. Without limiting the foregoing, the parties agree to use their respective commercially reasonable efforts (A) to obtain all necessary waivers, consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement, provided that none of Parent, the Stockholders’ Representative, Merger Sub or the Company, nor any of their respective Affiliates, shall be required to make any payments, commence litigation or agree to modifications of any terms in order to obtain any such waivers, consents or approvals; (B) to obtain all necessary Permits as are required to be obtained under applicable Law; (C) to give all notices to, and make all registrations and filings with, third parties, including Governmental Authorities; and (D) to fulfill all conditions of the other party set forth in Article VI. The Company shall provide Parent with a reasonable opportunity to approve (which approval shall not be unreasonably withheld, conditioned or delayed) any waivers, consents, approvals, notices, Orders, registrations and filings to be made, given or used by the Company and shall, as promptly as reasonably practicable, deliver to Parent a copy of any such registration or filing made, any such notice given or any such waiver, consent, approval or Order obtained by the Company prior to the Closing Date as Parent may reasonably request.

5.4. Tax Matters.

(a) 2017 Tax Filings. The Company shall use its commercially reasonable efforts to prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company relating to the twelve (12) months ended on December 31, 2017 prior to the Closing Date. At least five (5) Business Days prior to filing any such Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and comment, and the Company shall take into account any reasonable comments Parent provides with respect to such Tax Return.

(b) Tax Filings. The Stockholders’ Representative shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company relating to all periods ending on or prior to the Closing Date. At least ten (10) Business Days prior to filing any such Tax Return, the Stockholders’ Representative shall submit a copy of such Tax Return to Parent for Parent’s review and approval.

(c) Indemnification. In accordance with and subject to the terms, conditions, and limitations of Article VIII, the Company Stockholders shall indemnify the Parent Indemnified Parties, severally (based on each Company Stockholder’s Pro Rata Share), and hold them harmless from and against (i) all Losses with respect to Taxes of the Company for all taxable periods ending on or before the Closing Date; (ii) with respect to all straddle periods, all Losses with respect to Taxes imposed on the Surviving Corporation that are allocable to the portion of a straddle period ending on (and including) the Closing Date; and (iii) all Losses with respect to any Taxes of any Person (other than the Surviving Corporation) for which the Surviving Corporation is liable, pursuant to an arrangement or agreement entered into by the Company on or prior to the Closing Date, as a transferee or successor, by contract, or otherwise. For purposes of this Agreement, the Company Stockholders’ indemnification obligations under this Section 5.4(c) shall be deemed to be indemnification obligations under Section 8.2(a).

(d) Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne fifty percent by the Company Stockholders and fifty percent by Parent.

(e) Reorganization. After the Closing, Parent (i) shall not take any action that would reasonably be likely to cause the Merger to fail to meet the “continuity of business enterprise” requirement applicable to reorganizations under Section 368(a)(2)(E) of the Code and (ii) shall, except to the extent addressed by clause (i) of this Section 5.4(e), use commercially reasonable efforts not to take any other action that would reasonably be expected to disqualify the Merger from qualification as a reorganization under Section 368(a)(2)(E) of the Code; provided, that, notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required or obligated to issue Parent Series B Preferred Shares (or any other shares of capital stock) to Company Stockholder Indemnified Parties in connection with the satisfaction of any indemnification obligations of Parent or the Surviving Corporation under Article VIII.

5.5. Indemnification and Insurance.

(a) If the Merger is consummated, then until the sixth (6th) anniversary of the Closing Date, Parent will, to the fullest extent permitted by Law, cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to the certificate of incorporation or the bylaws of the Company or any indemnification agreements with the Company identified on Section 5.5(a) of the Company Disclosure Schedule, in each case, in effect as of the date of this Agreement (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time; provided that Parent’s and the Surviving Corporation’s obligations under this Section 5.5 shall not apply to any claim based on a claim for indemnification made by a Parent Indemnified Party pursuant to Article VIII.

(b) Prior to the Effective Time, the Company shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Parent, which shall provide the Company Indemnified Parties with coverage for six (6) years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the date of this Agreement. Parent shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth (6th) anniversary of the Closing Date.

(c) The provisions of this Section 5.5 shall survive the Closing and are intended to be for the benefit of, and enforceable by, the Company Indemnified Parties, and shall be binding on all successors and assigns of the Surviving Corporation and Parent. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 5.5.

5.6. Access and Information.

(a) During the Interim Period, the Company shall (i) give Parent and its Representatives reasonable access to the offices, properties, books and records of the Company, upon the reasonable request of Parent, (ii) furnish to Parent and its Representatives such financial and operating data, information related to Company Intellectual Property and other information relating to the Company as such Persons may reasonably request and (iii) instruct the Company’s Representatives to cooperate with Parent in its investigation of the Company. Any investigation pursuant to this Section 5.6(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company.

(b) Without limiting the generality of the foregoing, during the Interim Period, the Company shall permit Parent and its Representatives to contact the Company’s accountants, auditors (including PwC) and employees, and the Company shall, and shall use its commercially reasonable efforts to cause such accountants, auditors and employees to, discuss, reasonably cooperate and provide all material information, documentation, data and materials (whether in electronic form of otherwise) relating to the Company that is in the control or possession of the Company or its Affiliates or Representatives as Parent may reasonably request, including any information that is reasonably required for the preparation of financial statements of Parent that include financial and operating data relating to the Company; provided that such discussions, cooperation and provision do not interfere unreasonably with the conduct of the business of the Company.

(c) Notwithstanding anything herein to the contrary in this Section 5.6, no access or examination contemplated by this Section 5.6 shall be permitted to the extent that it would require the Company or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that the Company (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to Parent all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by Parent in order that all such information may be provided to Parent without causing such violation or waiver.

5.7. Confidentiality; Public Announcements.

(a) Parent and the Company hereby acknowledge and agree to continue to be bound by the Confidentiality Agreement dated as of August 31, 2018, by and between Parent and the Company (the “Confidentiality Agreement”).

(b) Parent and the Company agree that a joint press release will be issued on the date hereof, or on another mutually agreed upon date, in a form mutually agreed upon by Parent and the Company (the “Signing Press Release”). Other than the Signing Press Release, no party hereto shall, and each such party shall cause each of its respective Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use the other party’s name or refer to the other party directly or indirectly in connection with such party’s relationship with the other party in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party, unless required by applicable Law (including the rules or regulations of any securities exchange).

5.8. Employee Matters.

(a) Promptly following the date hereof, Parent shall provide each of the Key Employees with offer letters (each, an “Offer Letter”).

(b) For a period of one year following the Closing Date, Parent shall provide or shall cause to be provided to each Continuing Employee who remains employed by Parent or its Subsidiaries (including, following the Closing, the Company) a base salary that is substantially similar to his or her base salary prior to Closing. For a period of at least one year following the Closing Date, Parent shall provide, or shall cause to be provided, to each Continuing Employee whose employment with the Company is terminated by the Company without Cause or who resigns with Good Reason with the severance benefits set forth on Section 5.8(b) of the Parent Disclosure Schedule.

(c) Unless otherwise requested by Parent in writing no later than two (2) Business Days prior to the Closing Date, effective as of the day immediately preceding the Closing Date, the Company shall terminate any Employee Plan intended to include a Code Section 401(k) arrangement. Unless Parent provides such written notice to the Company, no later than two (2) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such Employee Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors. The form and substance of such resolutions shall be subject to the reasonable review and approval by Parent. The Company also shall take such other actions in furtherance of terminating such Employee Plan(s) prior to the Closing Date as Parent may reasonably require.

(d) Nothing contained in this Section 5.8 shall, or shall be construed as to: (i) alter or limit Parent or the Company’s ability to amend, modify or terminate any particular Employee Plan, program, agreement or arrangement or constitute an amendment or modification of any particular Employee Plan, program, agreement or arrangement; (ii) confer upon any current or former employee of the Company any right to employment or continued employment for any period of time by reason of this Agreement; (iii) prevent or restrict in any way the right of Parent to terminate, reassign, promote or demote any employee, independent contractor, director or other service provider of the Company (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers at any time following the Closing; or (iv) confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

5.9. 280G Matters. Promptly following the date of this Agreement, and in any event within five (5) Business Days following the execution of this Agreement, the Company shall (a) obtain and deliver to Parent, prior to the initiation of the Company Stockholder approval procedure under clause (b) below, from each Person who is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code) as of immediately prior to the initiation of such Company Stockholder approval (each, a “Disqualified Individual”), and who might otherwise have, receive or have the right or entitlement to receive a “parachute payment” (within the meaning of Section 280G of the Code), a waiver (a “Parachute Payment Waiver”), of such Disqualified Individual’s rights to all such payments and/or benefits applicable to such Disqualified Individual (the “Waived Parachute Payments”) so that all remaining payments and/or benefits applicable to such Disqualified Individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (c) submit to the Company Stockholders for approval (in a manner satisfactory to Parent) by such number of Company Stockholders in a manner that meets the requirements of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that Parent and the Company reasonably determine may separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”). As soon as practicable following the date of this Agreement, if a 280G Vote is required, the Company shall deliver to Parent evidence reasonably satisfactory to Parent, (i) that a 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company stockholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The form of the Parachute Payment Waiver, the disclosure statement, any other materials to be submitted to the Company Stockholders in connection with the Section 280G Approval and the calculations related to the foregoing (the “Section 280G Soliciting Materials”) shall be subject to advance review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

5.10. Securities Act Compliance.

(a) The Parent Series B Preferred Shares to be issued pursuant to this Agreement will not be registered under the Securities Act in reliance on the exemptions from the registration requirements of Section 5 of the Securities Act set forth in Section 4(a)(2) thereof.

(b) Immediately following the execution and delivery of this Agreement, the Company shall use commercially reasonable efforts to seek to obtain the Written Consent duly executed by Company Stockholders necessary to obtain the Requisite Stockholder Approval. Promptly following receipt of the Written Consent evidencing the obtainment of the Requisite Stockholder Approval, the Company shall cause its corporate Secretary to deliver a copy of the Written Consent to Parent. Promptly (and in any event within five (5) Business Days) following receipt by the Company of the Requisite Stockholder Approval pursuant to the Written Consent, the Company shall deliver an information statement (the “Information Statement”), in form and substance reasonably acceptable to Parent, to the Company Stockholders in compliance with Sections 228(e) and 262 of the DGCL. The Information Statement shall (i) provide the requisite notice of appraisal and dissenters’ rights under the DGCL and (ii) include an Investor Representation Letter in the form attached hereto as Exhibit F (each, an “Investor Representation Letter”). The Company will give Parent and its Representatives reasonable opportunity to review and comment on the Information Statement and the Company will incorporate any reasonable comments that Parent or its Representatives have made with respect to the Information Statement.

(c) The Company will use its commercially reasonable efforts to obtain a duly executed Investor Representation Letter from each Company Stockholder prior to the Closing Date, and shall provide copies of all such executed Investor Representation Letters to Parent as soon as practicable following receipt thereof.

5.11. Book-Entry; Legends.

(a) Notwithstanding anything else to the contrary in this Agreement, all Parent Series B Preferred Shares issued to Stock Converting Holders pursuant to this Agreement may be issued in uncertificated book-entry form (unless otherwise determined by Parent in its sole discretion).

(b) In addition to any legend imposed by applicable state securities Laws or by any Contract which continues in effect after the Effective Time (including the Parent Investor Agreements), the book entries or certificates representing the Parent Series B Preferred Shares to be issued pursuant to this Agreement shall bear a restrictive legend (and stop transfer orders shall be placed against the transfer thereof with Parent’s transfer agent), stating substantially as follows:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO (1) RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD OF UP TO ONE HUNDRED EIGHTY (180) DAYS IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN INVESTORS’ RIGHTS AGREEMENT, AND (2) VOTING RESTRICTIONS AS SET FORTH IN A VOTING AGREEMENT AMONG THE COMPANY AND THE ORIGINAL HOLDERS OF THESE SHARES, COPIES OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

(c) In addition to the legend set forth in Section 5.11(b) and any legend imposed by applicable state securities Laws or by any Contract which continues in effect after the Effective Time (including the Parent Investor Agreements), the book entries or certificates representing the Parent Series B Preferred Shares constituting the Roche Holdback Amount and the Indemnification Holdback Amount to be issued pursuant to this Agreement shall bear a restrictive legend (and stop transfer orders shall be placed against the transfer thereof with Parent’s transfer agent), stating substantially as follows:

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO AN AGREEMENT THAT SUBJECTS ALL OR A PORTION OF SUCH SHARES TO POSSIBLE FORFEITURE AND MAY NOT BE TRANSFERRED WITHOUT THE EXPRESS INSTRUCTION OF THE COMPANY. A COPY OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

5.12. Company Preferred Stock Conversion. The Company shall effect a conversion of all Company Preferred Stock into Company Common Stock effective immediately prior to, and conditioned upon, the consummation of the Merger and the Effective Time in accordance with Article Fourth, Section B(5.1) of the Company Certificate (the “Preferred Stock Conversion”).

5.13. Termination of Company Investor Agreements. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights, voting rights, access rights or director designation rights (including the Company Investor Agreements), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

ARTICLE VI.

CONDITIONS TO CLOSING

6.1. Conditions to Obligations of the Company. The obligations of the Company to consummate transactions provided for hereby are subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. Each of (i) the Parent Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for Parent Fundamental Representations that speak as of a particular date, which shall be true and correct in all respects as of such date), and (ii) the other representations and warranties made by Parent and Merger Sub in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date), in the case of this clause (ii), without giving effect to any Material Adverse Effect or other materiality qualifications in such representations and warranties.

(b) Covenants. Each of the covenants and obligations that Parent and Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Material Adverse Effect on Parent. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect on Parent.

(d) No Actions or Orders. No Action, inquiry or other Proceeding by any Governmental Authority or other Person shall have been instituted or, with respect to any Governmental Authority, threatened, which seeks to restrain, enjoin, prevent the consummation of the transactions contemplated by this Agreement or which questions the validity or legality of the transactions contemplated hereby or thereby.

(e) Other Deliveries. Parent shall have delivered (or cause to be delivered) to the Company each of the following:

(i) a certificate executed on behalf of Parent by its chief executive officer containing the representation and warranty of Parent that the conditions set forth in Sections 6.1(a), 6.1(b) and 6.1(c) have been duly satisfied; and

(ii) a certificate executed on behalf of Parent by its chief executive officer certifying that attached thereto is a true and complete copy of the Restated Certificate filed with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

6.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions provided for hereby are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. Each of (i) the Company Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for Company Fundamental Representations that speak as of a particular date, which shall be true and correct in all respects as of such date), and (ii) the other representations and warranties made by the Company in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for representations and warranties that speak as of a particular date, which shall be true and correct in all material respects as of such date), in the case of this clause (ii), without giving effect to any Material Adverse Effect or other materiality qualifications in such representations and warranties.

(b) Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Material Adverse Effect on the Company. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect on the Company.

(d) No Actions or Orders. No Action, inquiry or other Proceeding by any Governmental Authority or other Person shall have been instituted or, with respect to any Governmental Authority, threatened, which seeks to restrain, enjoin, prevent the consummation of the transactions contemplated by this Agreement or which questions the validity or legality of the transactions contemplated hereby or thereby.

(e) Key Employees. Prior to the Closing, each of the Key Employees shall have delivered a duly executed Offer Letter to Parent and, as of immediately prior to the Closing, each of the Key Employees shall remain employed by the Company and shall not have evidenced any intention to terminate employment with the Company following the Closing (other than due to death, disability, or other involuntary reasons).

(f) Preferred Stock Conversion. The Preferred Stock Conversion shall have been consummated.

(g) 280G Waivers. If a 280G Vote is required under Section 5.9 hereof, the Company shall have delivered to Parent (i) a Parachute Payment Waiver from each Person that is eligible to receive a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval and (ii) evidence satisfactory to Parent that either (i) the 280G Vote required pursuant to Section 5.9 was solicited in conformity with Section 280G(b)(5)(B) of the Code and the Section 280G Approval was obtained with respect to any payments and/or benefits that were subject to the 280G Vote or (ii) the Section 280G Approval was not obtained and as a consequence, that the Waived Parachute Payments shall not be made or provided, pursuant to the Parachute Payment Waivers which were executed by the Disqualified Individuals in accordance with Section 5.9.

(h) Other Deliveries. The Company shall have delivered (or cause to be delivered) to Parent and Merger Sub each of the following:

(i) a certificate executed on behalf of the Company by its chief executive officer containing the representation and warranty of the Company that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been duly satisfied;

(ii) the Written Consent executed by (A) Company Stockholders representing not less than 93% of the number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis) and (B) all directors and officers of the Company, and in all cases evidencing the Requisite Stockholder Approval;

(iii) duly completed and executed Investor Representation Letters from Company Stockholders representing not less than 93% of the number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis);

(iv) resignations from each member of the Company Board immediately prior to the Effective Time resigning from such positions effective as of the Effective Time;

(v) executed Payoff Letters relating to any Indebtedness of the Company outstanding as of immediately prior to the Effective Time (other than the TRV Indebtedness);

(vi) evidence reasonably satisfactory to Parent that each Employee Plan intended to be qualified under Section 401(k) of the Code has been terminated effective as of the day immediately prior to the Closing pursuant to resolutions duly adopted by the Company Board; and

(vii) a certificate by the Company that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3), in a form satisfactory to Parent.

ARTICLE VII.

TERMINATION

7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the Requisite Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if the Merger has not been consummated on or before December 14, 2018 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of any provision of this Agreement is a proximate cause in the failure of the Merger to be consummated by such time;

(c) by either Parent or the Company, if a Governmental Authority shall have issued any Order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(d) by Parent, if (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.2(a) would not be satisfied, or (ii) the covenants or obligations of the Company contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.2(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by the Company during the 30-day period after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 7.1(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period unless the Company is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(e) by the Company, if (i) any representation or warranty of Parent contained in this Agreement shall be inaccurate such that the condition set forth in Section 6.1(a) would not be satisfied, or (ii) the covenants or obligations of Parent or Merger Sub contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 6.1(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Parent or Merger Sub during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 7.1(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period unless Parent is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(f) by Parent at any time before the Requisite Stockholder Approval has been obtained; provided, that Parent shall not be permitted to terminate pursuant to this Section 7.1(f) during the first 48 hours after the execution of this Agreement.

7.2. Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any party (or any Representative of such party) to any other party; provided that the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 5.7 and Article IX, which shall survive any termination of this Agreement.

ARTICLE VIII.

INDEMNIFICATION

8.1. Survival. If the Merger is consummated, each and every representation, warranty, covenant, agreement and indemnity contained in this Agreement, the Parent Disclosure Schedule, the Company Disclosure Schedule, the certificate of Parent delivered pursuant to Section 6.1(e)(i) and the certificate of the Company delivered pursuant to Section 6.2(h)(i) shall survive execution and delivery of this Agreement and the Closing; provided, however, that the representations and warranties of the parties contained in Articles III and IV of this Agreement shall only survive the Closing until twelve (12) months after the Closing Date, other than Company Fundamental Representations and Parent Fundamental Representations which shall survive the

Closing until five (5) years after the Closing Date (the “Fundamental Representations”), and those set forth in Section 3.17 (Tax Matters), which shall survive until the date that is 60 days following the expiration of the applicable statute of limitations (including any applicable extensions). All covenants of the parties contained in this Agreement shall remain operative and in full force and effect in accordance with their terms or until fully performed. Notwithstanding the foregoing, (i) the expiration of the above survival periods for any representation or warranty shall not terminate or affect any claim with respect to such representation or warranty that is set forth in a Third-Party Notice of Claim or a Notice of Claim delivered to the other party in accordance with Section 8.6(b) or Section 8.6(e), as applicable, prior to the end of such survival period; and (ii) in the event of fraud (with the element of scienter) by or on behalf the Company on the one hand, or Parent or Merger Sub on the other hand, in connection with a representation or warranty contained in Articles III and IV of this Agreement, such representation or warranty (and the associated right of indemnity) shall survive until the date that is 60 days following the expiration of the applicable statute of limitations (including any applicable extensions) applicable to claims based on such fraud. The right to indemnification or other remedy based on the representations, warranties, covenants, agreements and indemnities contained herein will not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired), at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement contained herein or any other matter.

8.2. Indemnification by Company Stockholders.

(a) From and after the Closing, each Company Stockholder shall severally, not jointly and severally, and in proportion to their respective Pro Rata Share, hold harmless and indemnify each of Parent and its Affiliates (including the Surviving Corporation after the Closing) and each of their respective officers, directors, employees, successors and assigns (collectively, the “Parent Indemnified Parties”) from and against any and all Losses arising out of or resulting from:

(i) any breach of or inaccuracy in any representation or warranty made by the Company pursuant to Article III or the certificate delivered by the Company pursuant to Section 6.2(h)(i) (without giving effect to any Material Adverse Effect or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty);

(ii) any breach of any covenant or agreement made by the Company under this Agreement that was to be performed by the Company at or prior to the Closing;

(iii) any inaccuracy in the Consideration Schedule or the Estimated Closing Statement;

(iv) any Closing Indebtedness or Unpaid Transaction Expenses to the extent not either (A) fully discharged at Closing, or (B) accounted for in the determination of Aggregate Closing Parent Shares; or

(v) the exercise of dissenters’ rights or rights of appraisal by any Company Stockholder or former Company Stockholder to the extent that the aggregate amount paid with respect to any Dissenting Shares, together with the aggregate amount of all Losses with respect thereto, exceeds the consideration that otherwise would have been payable to such Company Stockholder pursuant to Section 1.5 upon the exchange of such Dissenting Shares if such Company Stockholder had not exercised his, her or its right to dissent to the Merger pursuant to Section 262 of the DGCL.

(b) Notwithstanding anything to the contrary in this Agreement, the right to indemnification under this Section 8.2 is subject to the following limitations; provided, however, that the following limitations described in clauses (i) and (ii) below shall not apply to Losses arising out of or resulting from fraud (with the element of scienter) by or on behalf of the Company:

(i) Company Stockholders shall not have any obligation to indemnify any Parent Indemnified Party from and against any Losses arising out of breaches or inaccuracies indemnified under Section 8.2(a)(i) (other than as a result of a breach of or inaccuracy in a Company Fundamental Representation) until the Parent Indemnified Parties have suffered aggregate Losses by reason of such breaches or inaccuracies in excess of $250,000 (the “Deductible”) (it being understood that if aggregate Losses exceed the Deductible, then the Parent Indemnified Parties shall be entitled to be indemnified against only the portion of the aggregate Losses that exceed the Deductible). For the avoidance of doubt, the rights of Parent Indemnified Parties to indemnification pursuant to Section 8.2(a)(i) as a result of a breach of or inaccuracy in a Company Fundamental Representation shall not be subject to the Deductible.

(ii) The maximum amount which the Parent Indemnified Parties may recover arising out of breaches or inaccuracies described in Section 8.2(a)(i) (other than as a result of a breach of or inaccuracy in a Company Fundamental Representation) shall be an aggregate amount equal to the Indemnification Holdback Amount (the “Cap”) and recovery from the Indemnification Holdback Amount shall be the sole and exclusive remedy under this Agreement for any breaches or inaccuracies described in Section 8.2(a)(i) (other than as a result of a breach of or inaccuracy in a Company Fundamental Representation). For the avoidance of doubt, the Parent Indemnified Parties’ right to indemnification under Section 8.2(a)(i) as a result of a breach of or inaccuracy in a Company Fundamental Representation shall not be subject to the Cap.

(c) Subject to the other limitations contained herein, the Parent Indemnified Parties shall satisfy any finally determined claim for indemnification under this Section 8.2 (i) first, by permanently retaining such Losses from the Indemnification Holdback Amount as described in Section 8.8(b) and by therefore reducing the portion of the Indemnification Holdback Amount to be released to Company Stockholders pursuant to Section 8.8(c); and (B) second, with respect to aggregate indemnifiable Losses in excess of the Indemnification Holdback Amount, the Parent Indemnified Parties may satisfy any such Losses directly from such Company Stockholders in an amount not to exceed each such Company Stockholder’s Pro Rata Share of such Losses; provided, that Parent may also offset any indemnifiable Losses for which any Parent Indemnified Party is entitled to be indemnified hereunder, after the Parent Indemnified Parties have exhausted all of the Indemnification Holdback Amount, against all or a portion of any payment of the Roche Interim Release Amount or Roche Secondary Release Amount otherwise payable to the Company Stockholders pursuant to Section 1.9 (with each Parent Series B Preferred Share offset thereby deemed to satisfy an amount of Losses equal to the Adjusted Parent Stock Price).

(d) Notwithstanding anything to the contrary in Section 8.2(c) or Section 8.8(b), in the event that the Parent Indemnified Parties are entitled to recover Losses in connection with a finally determined Parent Indemnity Claim, from the Indemnification Holdback Amount or otherwise, Parent shall provide written notice (“Indemnity Election Notice”) to the Stockholders’ Representative promptly following the date upon which such Parent Indemnity Claim is finally determined specifying (i) the Losses that the Parent Indemnified Parties are entitled to recover (the “Applicable Indemnifiable Amount”), (ii) each Company Stockholder’s Pro Rata Share of the Applicable Indemnifiable Amount, and (iii) the Adjusted Parent Stock Price applicable to such finally determined Parent Indemnity Claim. With respect to any Applicable Indemnifiable Amount, each Stock Converting Holder shall be entitled, at such Stock Converting Holder’s election, to deliver to the Stockholders’ Representative prior to the tenth (10th) Business Day after Parent has delivered the Indemnity Election Notice to the Stockholders’ Representative an amount of cash to be applied to such Applicable Indemnifiable Amount equal to such Stock Converting Holder’s Pro Rata Share of the Applicable Indemnifiable Amount (such amount, with respect to any Stock Converting Holder, such Stock Converting Holder’s “Voluntary Cash Payment”). With respect to any Applicable Indemnifiable Amount, in the event that Parent receives from the Stockholders’ Representative, prior to the fifteen (15th) Business Day after Parent has delivered the Indemnity Election Notice to the Stockholders’ Representative, (x) any Voluntary Cash Payments and (y) a written statement specifying the amount, if any, of such Voluntary Cash Payments paid by and therefor attributable to each Stock Converting Holder in respect of such Applicable Indemnifiable Amount, then Parent shall (A) first set-off against such Applicable Indemnifiable Amount the aggregate amount of such Voluntary Cash Payments, on a dollar-for-dollar basis, which aggregate amount shall be thereupon deemed to be paid over to, and owned by, Parent; (B) then, if applicable, release to each Stock Converting Holder that paid such a Voluntary Cash Payment in respect of such Applicable Indemnifiable Amount a number of the Parent Series B Preferred Shares out of the Indemnification Holdback Amount equal to such Stock Converting Holder’s Voluntary Cash Payment divided by the Adjusted Parent Stock Price applicable to such finally determined Parent Indemnity Claim; and (C) finally set-off against any remaining Applicable Indemnifiable Amount any Parent Series B Preferred Shares, on a dollar-for-dollar basis, determined using the Adjusted Parent Stock Price applicable to such finally determined Parent Indemnity Claim, such Parent Series B Preferred Shares to be returned to the authorized but unissued shares of Parent.

(e) Upon the consummation of a Parent IPO at any time from and after the Closing Date, the per share price to be used to value Parent Series B Preferred Shares in order to determine the amount of Losses deemed to be satisfied by such Parent Series B Preferred Shares (either with respect to Parent Series B Preferred Shares to be cancelled by Parent pursuant to Section 8.2(c) or to be issued to Company Indemnified Parties pursuant to Section 8.3(b)(iii)) shall be the greater of (i) $2.06 per share or (ii) an amount equal to the closing price of a share of Parent

Common Stock on the applicable nationally recognized stock exchange as of the last trading day preceding the date of submission of a Third Party Claim Notice or Notice of Claim, as applicable (the “Adjusted Parent Stock Price”); provided, that the Adjusted Parent Stock Price shall also be equitably adjusted (without duplication to any other equitable adjustment contemplated by this Agreement) to reflect any conversion of Parent Series B Preferred Shares into shares of Parent Common Stock other than on a one-for-one basis and/or any stock splits or reverse stock splits which occur in connection with such Parent IPO.

(f) Notwithstanding anything in this Agreement to the contrary, in no event shall any Company Stockholder have any liability pursuant to this Section 8.2 greater than the amount of consideration actually received by such Company Stockholder pursuant to Sections 1.5, 1.9 and 8.8(c) of this Agreement (inclusive of each Company Stockholder’s contributions to the Roche Holdback Amount and the Indemnification Holdback Amount) (with any Parent Series B Preferred Shares valued at the Parent Per Share Price).

(g) No Company Stockholder shall be liable to any Parent Indemnified Party (i) for the breach by any other Company Stockholder of any agreement entered into in connection with this Agreement, or (ii) any fraud (with the element of scienter) by any other Person (except for such fraud committed by or on behalf of the Company).

8.3. Indemnification by Parent and the Surviving Corporation.

(a) From and after the Closing, Parent and the Surviving Corporation will, jointly and severally, hold harmless and indemnify each Company Stockholder and its Affiliates and each of their respective officers, directors, employees, successors and assigns (collectively, the “Company Stockholder Indemnified Parties” and, together with the Parent Indemnified Parties, the “Indemnified Parties”) from and against any and all Losses arising out of or resulting from:

(i) any breach of or inaccuracy in any representation or warranty made by Parent or Merger Sub pursuant to Article IV or the certificates delivered by Parent and Merger Sub pursuant to Section 6.1(e)(i) (without giving effect to any Material Adverse Effect or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty); or

(ii) any breach of covenant or agreement made by Parent or Merger Sub under this Agreement that was to be performed by Parent or Merger Sub at or prior to the Closing.

(b) Notwithstanding anything to the contrary in this Agreement, the right to indemnification under this Section 8.3 is subject to the following limitations; provided, however, that the following limitations described in clauses (i) and (ii) below shall not apply to Losses arising out of or resulting from fraud (with the element of scienter) by or on behalf of Parent or Merger Sub:

(i) Parent and the Surviving Corporation shall not have any obligation to indemnify any Company Stockholder Indemnified Party from and against any Losses arising out of breaches or inaccuracies indemnified under Section 8.3(a)(i) (other than as a result of a breach of or inaccuracy in a Parent Fundamental Representation) until the Company Stockholder Indemnified Parties have suffered aggregate Losses by reason of such breaches or inaccuracies in excess of the Deductible (it being understood that if aggregate Losses exceed the Deductible, then the Company Stockholder Indemnified Parties shall be entitled to be indemnified against only the portion of the aggregate Losses that exceed the Deductible). For the avoidance of doubt, the Company Stockholder Indemnified Parties’ right to indemnification under Section 8.3(a)(i) as a result of a breach of or inaccuracy in a Parent Fundamental Representation shall not be subject to the Deductible.

(ii) The maximum amount which the Company Stockholder Indemnified Parties may recover arising out of breaches or inaccuracies described in Section 8.3(a)(i) (other than as a result of a breach of or inaccuracy in a Parent Fundamental Representation) shall be the Cap. For the avoidance of doubt, the Company Stockholder Indemnified Parties’ right to indemnification under Section 8.3(a)(i) as a result of a breach of or inaccuracy in a Parent Fundamental Representation shall not be subject to the Cap.

(iii) Subject to the other limitations contained herein, Parent and the Surviving Corporation shall have the right (but not the obligation) to satisfy all or any portion of any finally determined claim for indemnification under this Section 8.3 with respect to Stock Converting Holders through the issuance to such Stock Converting Holders of a number of additional Parent Series B Preferred Shares equal to the quotient obtained by dividing (A) the applicable Losses to be satisfied with Parent Series B Preferred Shares by (B) the Adjusted Parent Stock Price; provided, that in the event of the consummation of a Parent IPO at any time from and after the Closing Date pursuant to which Parent Series B Preferred Shares are converted into shares of Parent Common Stock, Parent shall be entitled to issue shares of Parent Common Stock in lieu of such Parent Series B Preferred Shares. If the Company’s counsel reasonably determines that the aggregate amount of payments to be made in cash from Parent or the Surviving Corporation to the Stock Converting Holders in satisfaction of any indemnification obligations of Parent or the Surviving Corporation under this Article VIII would cause the Merger to fail to qualify as a reorganization under Section 368 of the Code, the aggregate amount of indemnity payments to be made in cash from Parent or the Surviving Corporation to the Stock Converting Holders shall be decreased by an amount (the amount of such decrease, the “Reduction Amount”) that would not cause the Merger to fail to qualify as a reorganization under Section 368 of the Code and neither Parent nor the Surviving Corporation shall have any further obligation or liability in respect of the payment of such Reduction Amount.

(c) Notwithstanding anything in this Agreement to the contrary, in no event shall Parent and the Surviving Corporation have aggregate liability pursuant to this Section 8.3 in excess of $70,040,000.

8.4. Exclusive Remedy. From and after the Closing Date, the Parent Indemnified Parties’ and the Company Stockholder Indemnified Parties’ sole and exclusive remedy for any claim with respect to the breach of any representation, warranty, covenant or agreement or other express indemnification obligation set forth in this Agreement shall be those remedies set forth in this Article VIII or Section 5.4(c) (for any claim with respect to Taxes); provided, however, that nothing herein shall preclude any party hereto from (a) enforcing its rights to an injunction or specific performance pursuant to Section 9.15, (b) seeking any remedy based upon fraud (with the element of scienter) by any other party hereto (including any such fraud committed by any officer, director or employee of Parent, Merger Sub, the Company Stockholders, the Company or any Affiliate thereof in connection with the transactions contemplated by this Agreement) or (c) seeking any remedy with respect to a breach of any representation, warranty, covenant or agreement or other express indemnification obligation set forth in any agreement entered into in connection with this Agreement, including the Accredited Investor Certification, the Investor Representation Letter and the Letter of Transmittal.

8.5. Additional Provisions Regarding Indemnification.

(a) Notwithstanding any other provision of this Article VIII, the right to indemnification pursuant to this Article VIII is subject to the following limitations; provided, however, that the following limitations described in (i) and (iv) below shall not apply to Losses arising out of or resulting from fraud (with the element of scienter):

(i) in no event will any party to this Agreement be liable under this Agreement (for indemnification) to any other party or other Person for any diminution in value, lost opportunities or punitive damages except where punitive damages are received by a third party from an Indemnified Party in connection with Losses indemnified hereunder;

(ii) the amount of Loss for which any party to this Agreement or other Person may be entitled to seek indemnification under this Agreement will be reduced by the amount of any third-party insurance (and not self-insurance) proceeds or other payment from a third party that is actually received by such party or Person (or its Affiliates) with respect to such Loss (net of any out-of-pocket expenses incurred in obtaining such amounts, any co-payment, retrospective premium adjustment and increased premiums resulting from such Loss as reasonably determined by the Indemnifying Parties and Indemnified Parties (“Reduction Amounts”)); and

(iii) if an Indemnified Party, after having received any indemnification payment pursuant to this Agreement with respect to a Loss, subsequently actually receives any third-party insurance proceeds or other payment from a third party for which it was actually indemnified pursuant to this Article VIII, such Indemnified Party will promptly refund and pay to the Indemnifying Party an amount equal to such insurance proceeds or payment (net of applicable Reduction Amounts).

(b) No Indemnified Party shall be entitled to double recovery for any indemnifiable Losses even though such Losses may have resulted from the breach of more than one of the representations, warranties, agreements, or covenants in this Agreement; provided if an Indemnified Party’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII. No Indemnified Party shall be entitled to indemnification under this Agreement in respect of any Losses to the extent such Losses were specifically taken into account in the calculation of, and reduced the Aggregate Closing Parent Shares, including the calculation of the Unpaid Transaction Expenses, Closing Indebtedness, and the Closing Working Capital.

(c) The Indemnified Parties shall use such efforts as required by applicable Law to mitigate the amount of any Losses arising from a matter subject to indemnification hereunder; provided, however, that (i) this clause (c) shall not require any Indemnified Party to take any action to recover Losses from any third party; and (ii) the taking of any such action shall not be a condition to indemnification rights hereunder.

(d) All payments (if any) made to an Indemnified Party pursuant to any indemnification, compensation or reimbursement obligations under this Article VIII will be treated as adjustments to the purchase price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.

(e) Notwithstanding anything to the contrary in this Agreement, no Indemnified Party shall be entitled to make any claim for recovery for any liability to the extent related to or arising from the amount of or ability of any Indemnified Party to utilize any net operating loss carryforward or other Tax attribute of the Company in any Tax period (or portion thereof) beginning after the Closing Date.

8.6. Indemnification Procedures.

(a) Any party or other Person that has an indemnification obligation under this Article VIII is referred to herein as an “Indemnifying Party” and any party or Person that is entitled to indemnification under this Article VIII is referred to herein as an “Indemnified Party”.

(b) Should any claim or Proceeding by or involving a third party (including any Governmental Authority) not party to this Agreement (or an Affiliate thereof) arise after the Closing Date for which an Indemnifying Party has an indemnification obligation under the terms of this Agreement (a “Third-Party Claim”), the Indemnified Party shall notify the Indemnifying Party in writing (a “Third-Party Claim Notice”) prior to the expiration of the applicable survival date provided in Section 8.1 and within a reasonable time after such Third-Party Claim or Proceeding arises and is known to the Indemnified Party; provided, however, that no delay on the part of the Indemnified Party to provide the Indemnifying Party a Third-Party Claim Notice shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced as a result thereof.

(c) After receipt of a Third-Party Claim Notice from Parent or the Stockholders’ Representative, as applicable, the other party shall be entitled, at its own cost and expense, to consult with the party who has delivered such Third-Party Claim Notice in any defense of such claim, it being understood that the party who delivered such Third-Party Claim Notice shall have the sole right to control such defense; provided, however, that the Indemnifying Parties and the Indemnified Parties shall cooperate in good faith to implement reasonable arrangements designed to preserve any existing attorney-client privilege; provided, further, that each party shall be entitled to withhold information from the other party if its provision would cause the attorney-client privilege thereof to be waived.

(d) No settlement of any Third-Party Claim without the consent (which shall not be unreasonably withheld, conditioned or delayed) of Parent or the Stockholders’ Representative, as applicable, shall be dispositive of whether such Third-Party Claim represented an indemnifiable matter hereunder or determinative of the existence or amount of Losses relating to such matter for which any Indemnified Party shall be entitled to indemnification hereunder. In the event that Parent or the Stockholders’ Representative, as applicable, has consented to any such settlement, however, the applicable Indemnifying Parties shall have no power or authority to object to such Third-Party Claim and the payment of Losses in respect thereof.

(e) Any claim on account of Losses for which indemnification is provided under this Agreement which does not involve a Third-Party Claim shall be asserted by reasonably prompt written notice (a “Notice of Claim”) prior to the expiration of the applicable survival date provided in Section 8.1, stating, in reasonable detail, and to the extent known, the nature and basis of such claim and a good faith, non-binding, preliminary estimate of the aggregate dollar amount of actual Losses that have arisen and are expected to arise as a result of such breach or other matter as set forth on such Notice of Claim, given by the Indemnified Party to the Indemnifying Party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced as a result thereof.

(f) Upon receipt of a Notice of Claim, the Indemnifying Party and the Indemnified Party shall consult with each other in an attempt to agree upon the matters set forth in the Notice of Claim and reach a written agreement with respect to such matters (a “Claim Settlement Agreement”). If the Indemnifying Party and the Indemnified Party fail to agree upon the matters contained in such Notice of Claim within thirty (30) days after the date the Notice of Claim is delivered to the Indemnified Party, then, at the request of any party, the Indemnifying Party and the Indemnified Party shall meet in an attempt to resolve the objection described in such Notice of Claim and reach a Claim Settlement Agreement. If the Indemnifying Party and the Indemnified Party enter into a Claim Settlement Agreement, the objections contained in such Notice of Claim shall be deemed to be as resolved as provided therein. If the Indemnifying Party and the Indemnified Party are unable to resolve the objection described in such Notice of Claim within sixty (60) days after delivery by the Indemnified Party of such Notice of Claim, then either party may submit the objections contained in such Notice of Claim for resolution in a Proceeding commenced as contemplated by Section 9.12.

8.7. Calculation of Loss Amount. For purposes of determining whether any representation or warranty in this Agreement has been breached and the amount of any Losses with respect to any claim for indemnification under Section 8.2 or Section 8.3, any qualifiers as to materiality (including Material Adverse Effect or similar terms) contained in an applicable representation and warranty shall be deemed to be deleted and shall be given no force or effect.

8.8. Indemnification Holdback Amount.

(a) The Indemnification Holdback Amount shall be withheld from the consideration otherwise payable to each Company Stockholder at Closing in accordance with Section 1.8 and retained by Parent to be used solely for the satisfaction of indemnification obligations of the Company Stockholders under Article VIII. The Company Stockholders shall not receive interest on the Indemnification Holdback Amount. Neither the Indemnification

Holdback Amount (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Company Stockholder, or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any Company Stockholder, in each case prior to the distribution of the Indemnification Holdback Amount to any Company Stockholder in accordance with this Section 8.8. Any Parent Series B Preferred Shares withheld from the Stock Converting Holders in respect of the Indemnification Holdback Amount in accordance with Section 1.8 shall constitute issued and outstanding stock of Parent, which Parent shall hold in escrow on behalf of the Company Stockholders pending release under Section 8.8(c). The Stock Converting Holders shall be entitled to exercise voting rights and shall be entitled to receive any dividends with respect to such shares until such time, if any, as such shares are cancelled by Parent as provided in this Article VIII.

(b) Parent shall be entitled to permanently retain from the Indemnification Holdback Amount in respect of finally determined Losses (i) with respect to each Cash Converting Holder, an amount of cash equal to the Losses which the Parent Indemnified Parties are entitled to recover from such Cash Converting Holder (in accordance with such Cash Converting Holder’s Pro Rata Share) and (ii) with respect to each Stock Converting Holder, subject to Section 8.2(d) and any Voluntary Cash Payments made pursuant thereto, a number of Parent Series B Preferred Shares equal to the quotient obtained by dividing (A) the Losses which the Parent Indemnified Parties are entitled to recover from such Stock Converting Holder (in accordance with such Stock Converting Holder’s Pro Rata Share) by (B) the Adjusted Parent Stock Price. The parties hereto acknowledge that the Adjusted Parent Stock Price only reflects an agreed-upon amount as to the value of Parent Series B Preferred Shares solely for the limited purpose of satisfying any Losses under this Article VIII and is not intended to be, nor is it, deemed to constitute the fair market value of Parent Series B Preferred Shares at any given time.

(c) Release of the Indemnification Holdback Amount. Within five (5) Business Days following the Holdback Release Date, Parent will release (or cause to be released) to the Company Stockholders, in accordance with each Company Stockholder’s Pro Rata Share, an aggregate amount equal to (i) the Indemnification Holdback Amount, less (ii) the sum of (A) the aggregate amount of all Parent Indemnity Claims that have been finally resolved in favor of Parent Indemnified Parties pursuant to this Article VIII on or prior to such date plus (B) the amount that would be reasonably necessary in Parent’s good faith judgment to satisfy any then pending and unsatisfied or unresolved Parent Indemnity Claims made prior to such date if such Parent Indemnity Claims were finally resolved in full in favor of the Parent Indemnified Parties. Any portion of the Indemnification Holdback Amount held following the Holdback Release Date with respect to pending and unsatisfied or unresolved Parent Indemnity Claims that is not awarded to Parent upon the resolution of such claims shall be distributed to the Company Stockholders within five (5) Business Days of the date of resolution of such Parent Indemnity Claim, in accordance with each such Company Stockholder’s Pro Rata Share of such amount (subject to the continued retention of the amount that would be reasonably necessary in Parent’s good faith judgment to satisfy any then pending and unsatisfied or unresolved Parent Indemnity Claims made prior to the Holdback Release Date). All amounts distributed pursuant to this Section 8.8(c) shall be released to the Company Stockholders as follows: (i) Parent shall release to each Stock Converting Holder, such Stock Converting Holder’s Pro Rata Share of the Parent Series B Preferred Shares constituting the distributable portion of the Indemnification Holdback Amount, and (ii) Parent or the Surviving Corporation shall release (or cause to be released) to each Cash Converting Holder, such Cash Converting Holder’s Pro Rata Share of the cash amount constituting the distributable portion of the Indemnification Holdback Amount.

8.9. Exercise of Remedies. No Indemnified Party, other than Parent (on behalf of the Parent Indemnified Parties) or the Stockholders’ Representative (on behalf of the Company Stockholders) shall be permitted to assert any indemnification claim or exercise any other right or remedy under this Agreement unless Parent or the Stockholders’ Representative, as applicable, shall have consented to the assertion of such indemnification claim or the exercise of such right or other remedy.

8.10. Non-Reliance.

(a) Except for the representations and warranties set forth in Article III and in any certificate, instrument or other document delivered by or on behalf of the Company pursuant to this Agreement (including the Letter of Transmittal, the Investor Representation Letter and the Accredited Investor Certification), Parent and Merger Sub acknowledge and agree that (i) neither the Company nor any other Person acting on behalf of the Company has made or is making any express or implied representation or warranty with respect to the Company, the business, operation, condition (financial or otherwise) or any other aspect thereof, or with respect to any other information provided to Parent, Merger Sub or any of their Affiliates or Representatives and (ii) any other representations or warranties are expressly disclaimed by the Company, (iii) Parent and Merger Sub, and any Person acting on behalf of Parent or Merger Sub, are not entitled to rely on any such representation or warranty, if made, and (iv) Parent or Merger Sub, and any Person acting on behalf of Parent or Merger Sub, have not, are not and will not rely on any such representation or warranty, if made.

(b) Except for the representations and warranties set forth in Article IV and in any certificate, instrument or other document delivered by or on behalf of Parent or Merger Sub pursuant to this Agreement, the Company and the Company Stockholders acknowledge and agree that (i) none of Parent, Merger Sub or any Person acting on behalf of Parent or Merger Sub has made or is making any express or implied representation or warranty with respect to Parent or Merger Sub, including the business, operation, condition (financial or otherwise) or any other aspect thereof, or with respect to any other information provided to the Company or the Company Stockholders, including the Affiliates or Representatives thereof, (ii) any other representations or warranties are expressly disclaimed by Parent and Merger Sub, (iii) none of the Company, the Company Stockholders or any Person acting on behalf of the Company or any Company Stockholder, are entitled to rely on any such representation or warranty, if made, and (iv) none of the Company, the Company Stockholders or any Person acting on behalf of the Company or any Company Stockholder, has, is or will rely on any such representation or warranty, if made.

ARTICLE IX.

MISCELLANEOUS

9.1. Defined Terms. As used herein, the terms below shall have the following meanings. Any such term, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“2018 Bonus Plan” means the Company’s 2018 Incentive Bonus Plan.

“Accounting Principles” means GAAP, and solely to the extent consistent therewith, the principles, practices, methodologies and procedures used by the Company in the preparation of the illustrative example of the calculation of Working Capital as of October 15, 2018 set forth on Schedule 9.1 hereto.

“Accredited Investor” means a Person that is, as of the Effective Time, an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect, under the Securities Act.

“Action” means any action, complaint, claim, suit, litigation, Proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, civil or criminal investigation or unfair labor practice charge or complaint.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal for or indication of interest in (a) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Company, (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company, (ii) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of the Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or (c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

“Affiliate” means, when used with reference to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Closing Parent Shares” means (a) 34,000,000 Parent Series B Preferred Shares, less (b) that number of Parent Series B Preferred Shares whose aggregate value (based on the Parent Per Share Price) is equal to the sum of (A) the amount of all Unpaid Transaction Expenses in excess of $[***], (B) the amount, if any, by which Target Working Capital exceeds Closing Working Capital as of the date of this Agreement, and (C) the amount, if any, of Closing Indebtedness; provided, to the extent such resulting number of Parent Series B Preferred Shares includes any fractional share, such amount shall be rounded down to the nearest whole number of Parent Series B Preferred Shares.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of California are authorized or obligated to close.

“Cash Converting Holder” means any Company Stockholder entitled to receive the Per Share Closing Cash Consideration pursuant to Section 1.5(a)(i) or Section 1.5(b)(ii).

“Cause” means the occurrence of any of the following events: (a) the commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (b) the attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (c) the intentional, material violation of any contract or agreement between the Continuing Employee and the Company or of any statutory duty owed to the Company; (d) the unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (e) gross misconduct.

“CFFT Award Agreement” means that certain award agreement dated as of September 16, 2016, by and between the Company and Cystic Fibrosis Foundation Therapeutics, Inc.

“Closing Indebtedness”: means all Indebtedness of the Company, other than the TRV Indebtedness, as of immediately prior to the Effective Time.

“Closing Working Capital” means Working Capital as of the close of business on the date of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means Company Common Stock and Company Preferred Stock.

“Company Common Stock” means the Company’s Common Stock, $0.001 par value per share.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company Fundamental Representations” means the representations and warranties of the Company contained in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.5 (Capitalization), and Section 3.29 (No Brokers).

“Company Intellectual Property” means all Intellectual Property that is owned or used by the Company in the conduct of the Company’s business as now conducted and as presently proposed to be conducted.

“Company Investor Agreements” means the (i) Investors’ Rights Agreement, dated as of January 8, 2016, by and among the Company and the Persons listed on Schedule A attached thereto, (ii) Voting Agreement, dated as of January 8, 2016, by and among the Company and the Persons listed on Schedule A and Schedule B attached thereto (the “Company Voting Agreement”), and (iii) Right of First Refusal and Co-Sale Agreement, dated as of January 8, 2016, by and among the Company and the Persons listed on Schedule A and Schedule B attached thereto.

“Company Plan” means the Warp Drive Bio, Inc. 2016 Stock Option and Grant Plan, as amended.

“Company Preferred Stock” means the Company’s Preferred Stock, $0.001 par value per share.

“Company Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property that have been registered, filed, certified or otherwise perfected or recorded or are the subject of a pending application for such, with or by any Governmental Authority or the Internet domain name registrar, by or on behalf of or in the name of the Company (including all Internet domain names).

“Company Restricted Shares” means any shares of Company Common Stock granted under the Company Plan or otherwise that is subject to a risk of forfeiture, a right of first refusal, transfer restrictions or a right of repurchase at the original purchase price thereof.

“Company Stockholders” means any holder of Company Capital Stock immediately prior to the Effective Time.

“Continuing Employee” means each employee of the Company who continues his or her employment with Parent or its Affiliates (including the Company) at the Closing.

“Company Disclosure Schedule” means a schedule executed and delivered by the Company to Parent and Merger Sub as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article III hereof and certain other information called for by this Agreement. Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to that numbered schedule which is included in the Company Disclosure Schedule.

“Contract” means any contract, agreement, indenture, note, bond, loan, license, instrument, lease, commitment, plan or other arrangement, whether oral or written.

“Encumbrance” means any claim, lien, pledge, option, charge, community property interest, equitable interest, right of first refusal or restriction of any kind, easement, security interest, deed of trust, mortgage, pledge, hypothecation, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Environmental Laws” means any applicable Law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity (whether or not incorporated) that, together with such entity, would be treated as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Ratio” means the quotient obtained by dividing (a) the Aggregate Closing Parent Shares by (b) the Fully Diluted Common Number.

“Fully Diluted Common Number” means the aggregate number of shares of Company Common Stock represented by (a) all shares of Company Capital Stock (including any shares of Company Restricted Shares) issued and outstanding as of immediately prior to the Effective Time, on an as converted to Company Common Stock basis (as applicable) and (b) any direct or indirect rights to acquire shares of Company Capital Stock that are outstanding as of immediately prior to the Effective Time (excluding the TRV Indebtedness), on an as exercised and as converted to Company Common Stock basis (as applicable).

“GAAP” means United States generally accepted accounting principles.

“Good Reason” means in respect of any employee of the Company a relocation of such employee’s principal place of employment as of immediately prior to the Closing that increases such employee’s one-way commute by more than 35 miles; provided, however, that in no event shall an employee of the Company be deemed to have “Good Reason” unless such employee (i) notifies Parent in writing of his or her intention to resign their employment within 30 days following the date Parent provides written notice to such employee of its intent to relocate such employee’s principal place of employment, (ii) Parent fails to reverse its decision to relocate such employee’s principal place of employment within 15 days of its receipt of such written notice, and (iii) such employee’s resignation is effective within 30 days following the end of Parent’s cure period.

“Governmental Authority” means any United States, foreign, supra-national, federal, state, provincial, local or self-regulatory governmental, regulatory or administrative authority, agency, division, body, organization or commission or any judicial or arbitral body.

“Holdback Release Date” means the date that is 12 months after the Closing Date.

“Indemnification Holdback Amount” means $[***].

“Indebtedness” means, without duplication, (a) all obligations for borrowed money (including all obligations for principal, interest, penalties, fees and premiums, expenses and breakage costs) or extensions of credit (including under credit cards, bank overdrafts, and advances), (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments (including all obligations for principal, interest, penalties, fees and premiums, expenses and breakage costs), (c) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (d) all obligations of others secured by an Encumbrance on any asset of such Person, (e) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, (f) all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, and (g) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements.

“Intellectual Property” means patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, and licenses in, to and under any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means each of [***].

“Knowledge” means (a) with respect to the Company, the actual knowledge of [***], and (b) with respect to Parent, the actual knowledge of [***].

“Law” means any federal, state, local or foreign law, statute, ordinance, code, decree, treaty, rule, rule of common law, policy, guidance, directive or regulation or Order of any Governmental Authority and all other provisions having the force or effect of law.

“Liabilities” means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under applicable Law or any Proceeding or order of a Governmental Authority and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Losses” means any and all losses, damages, liabilities, reasonable, out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ or accountants’ fees and reasonable out-of-pocket expenses incurred in investigating, preparing for, defending, avoiding or settling any Proceeding in accordance with Article VIII), assessments, deficiencies, fines, penalties, reasonable, out-of-pocket payments (including those arising out of settlement, judgment or compromise relating to any Proceeding in accordance with Article VIII) or Taxes (including interest or penalties thereon).

“Material Adverse Effect” means with respect to any Person, any fact, event, change, development, circumstance or effect that is or would, with the passage of time, be reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of such Person; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect (unless, in the case of clauses (i) through (iii) and (v) below, they have a disproportionate effect on the Company or Parent, as applicable, as compared to any of the other companies in the industry in which the Company or Parent, as applicable, operate, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether there has been a Material Adverse Effect): (i) changes in general economic conditions or financial markets, (ii) changes affecting the Company’s or Parent’s, as applicable industry generally, (iii) changes in national or international political or social conditions, including acts of war or terrorism, and natural disasters or other acts of God, (iv) any failure by the Company or Parent, as applicable, to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)), and (v) changes in Law or GAAP occurring after the date hereof, but including any with retroactive effect.

“Non-Continuing Employee” means each employee of the Company who does not continue his or her employment with Parent or its Affiliates (including the Company) at the Closing.

“Order” means judgments, writs, decrees, directives, rulings, compliance agreements, injunctions, awards, assessments, writs, stipulations, determination of awards, settlement agreements or orders of any Governmental Authority or arbitrator.

“Organizational Documents” means (a) the articles or certificate of incorporation, all certificates of determination and designation, and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (d) the operating agreement, limited liability company agreement and the certificate or articles of organization or formation of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other Person; and (f) any amendment to any of the foregoing.

“Parent Common Stock” means the Common Stock of Parent, par value $0.0001 per share.

“Parent Covered Person” means, with respect to Parent as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Parent Disclosure Schedule” means a schedule executed and delivered by Parent to the Company as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article IV hereof and certain other information called for by this Agreement. Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to that numbered schedule which is included in the Parent Disclosure Schedule.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub contained in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.6 (Capitalization), and Section 4.28 (No Brokers).

“Parent Intellectual Property” means all Intellectual Property that is owned or used by Parent in the conduct of Parent’s business as now conducted and as presently proposed to be conducted.

“Parent Investor Agreements” means the (i) Second Amended and Restated Investors’ Rights Agreement, dated as of March 23, 2018, by and among Parent and the Persons listed on Schedule A attached thereto (the “Parent IRA”), (ii) Second Amended and Restated Voting Agreement, dated as of March 23, 2018, by and among Parent and the Persons listed on Schedule A and Schedule B attached thereto (the “Parent Voting Agreement”), and (iii) Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of March 23, 2018, by and among Parent and the Persons listed on Schedule A and Schedule B attached thereto.

“Parent IPO” means the initial firm commitment underwritten public offering of Parent Common Stock for cash registered with the SEC pursuant to an effective registration statement under the Securities Act that results in Parent Common Stock being listed for trading on a nationally recognized stock exchange.

“Parent Plan” means Parent’s 2014 Equity Incentive Plan, as amended.

“Parent Preferred Stock” means Parent Series A Preferred Stock and Parent Series B Preferred Stock.

“Parent Restated Certificate” means the Fourth Amended and Restated Certificate of Incorporation of Parent in the form of Exhibit G attached hereto.

“Parent Series A Preferred Stock” means the Series A Preferred Stock of Parent, par value $0.0001 per share.

“Parent Series B Preferred Shares” means the shares of Parent Series B Preferred Stock.

“Parent Series B Preferred Stock” means the Series B Preferred Stock of Parent, par value $0.0001 per share.

“Parent Per Share Price” means $2.06.

“Permits” means all licenses, permits, franchises, approvals, authorizations, or consents from any Governmental Authority, whether foreign, federal, state or local.

“Permitted Encumbrances” means (a) any restriction on transfer arising under applicable securities laws; (b) Encumbrances for Taxes not yet due and payable; (c) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the ordinary course of business that are not yet due and payable and which are not, individually or in the aggregate, material to the business, operations and financial condition of the assets so encumbered of the Company and the Company Subsidiaries; and (d) zoning laws and other land use restrictions that do not, individually or in the aggregate, materially impair the present or anticipated use or occupancy of the property subject thereto.

“Per Share Closing Cash Consideration” means an amount of cash equal to the product obtained by multiplying (a) the Exchange Ratio by (b) the Parent Per Share Price.

“Per Share Closing Consideration” means the Per Share Closing Cash Consideration and Per Share Closing Stock Consideration, as applicable.

“Per Share Closing Stock Consideration” means a number of Parent Series B Preferred Shares equal to the Exchange Ratio.

“Per Share Roche Interim Cash Consideration” means an amount in cash equal to the Per Share Roche Interim Release Amount.

“Per Share Roche Interim Release Amount” means the quotient obtained by dividing (a) the Roche Interim Release Amount, by (b) the Fully Diluted Common Number.

“Per Share Roche Interim Stock Consideration” means a number of Parent Series B Preferred Shares equal to the quotient obtained by dividing (a) the Per Share Roche Interim Release Amount, by (b) the Parent Per Share Price.

“Per Share Roche Secondary Cash Consideration” means an amount in cash equal to the Per Share Roche Secondary Release Amount.

“Per Share Roche Secondary Release Amount” means the quotient obtained by dividing (a) the Roche Secondary Release Amount, by (b) the Fully Diluted Common Number.

“Per Share Roche Secondary Stock Consideration” means a number of Parent Series B Preferred Shares equal to the quotient obtained by dividing (a) the Per Share Roche Secondary Release Amount, by (b) the Parent Per Share Price.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body.

“Personal Information” means any information relating to an identified or identifiable natural person; an “identifiable person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, names, ages, addresses, telephone numbers, email addresses, social security numbers, passport numbers, alien registration numbers, medical history, employment history, and/or account information; and shall also mean “personal information”, “personal health information” and “personal financial information” each as defined by applicable Laws relating to the collection, use, sharing, handling, storage, retention, destruction, and/or disclosure of information about an identifiable individual.

“Proceeding” means any claim, action, suit, Order, hearing, request for information by a Governmental Authority, litigation, directive, inquiry or investigation by, before or otherwise involving any Governmental Authority, or any legal, administrative or arbitration proceeding, whether civil, criminal or administrative.

“Pro Rata Share” means, with respect to any Company Stockholder, the quotient (expressed as a percentage) obtained by dividing (a) the number of shares of Company Common Stock represented by all shares of Company Capital Stock (including any Company Restricted Shares) held by such Company Stockholder as of immediately prior to the Effective Time, on an as converted to Company Common Stock basis (as applicable), by (b) the Fully Diluted Common Number.

“Representative” means any officer, director, manager, principal, attorney, agent, employee or other representative.

“Requisite Stockholder Approval” means, with respect to this Agreement, approval by (a) holders of not less than 66.66% of all outstanding shares of Company Capital Stock, voting together as a single class and on an as-converted to Company Common Stock basis, and (b) holders of not less than 66.66% of the outstanding shares of Company Preferred Stock, voting together as a single class and on an as-converted to Company Common Stock basis.

“Roche Agreement” means that certain Research Collaboration and License Agreement, dated October 5, 2017, between the Company, F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc.

“Roche Holdback Amount” means $[***].

“Roche Interim Release Amount” means $[***].

“Roche Interim Period” means the period commencing as of the Closing Date and ending as of January 31, 2019.

“Roche Interim Release Event” means the [***].

“Roche Milestone Event” means the [***].

“Roche Secondary Period” means the [***].

“Roche Secondary Release Amount” means $[***].

“Roche Secondary Release Event” means, [***].

“Roche Termination Event” means [***].

[***]

[***]

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stock Converting Holder” means any Company Stockholder entitled to receive the Per Share Closing Stock Consideration pursuant to Section 1.5(a)(i) or Section 1.5(b)(i).

“Subsidiary” means when used in reference to any Person, any corporation or other entity of which such Person owns, directly or indirectly, (a) 50% or more of the outstanding shares of stock, other equity interests or voting securities, or (b) outstanding securities having ordinary voting power to elect the majority of the board of directors or other managing body of such corporation or entity.

“Target Working Capital” means negative $[***].

“Tax” means any and all taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, escheat, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (United States (federal, state or local) or foreign), whether disputed or not.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with a Tax authority relating to any Tax.

“Transaction Expenses” without duplication, the aggregate amount of all fees, costs and expenses incurred by or on behalf of the Company arising from, incurred in connection with or related to the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, including (a) third party fees, expenses and costs (including legal, accounting, broker’s, investment banker’s, consultant’s, advisor’s and finder’s fees, costs and expenses) arising from, incurred in connection with or related to this Agreement or the transactions contemplated hereby (whether or not such amounts have been billed as of or prior to the Closing Date), (b) all bonuses, incentive compensation, termination payments, severance, or other change-in-control, separation or other transaction-related payments payable in connection with the Merger or any of the other transactions contemplated hereby (whether paid or provided on or following the Closing Date), including pursuant to the CFFT Award Agreement, (c) the employer portion of any payroll, employment or similar Taxes incurred or to be incurred by Parent, the Surviving Corporation or the Company arising from, incurred in connection with or related to this Agreement or the transactions contemplated hereby, (d) the costs of premiums for the Tail Insurance Coverage to be obtained pursuant to Section 5.5(b) and (e) all other miscellaneous out-of-pocket expenses or costs incurred by or on behalf of the Company incurred in connection with, arising from or related to this Agreement, including the Expense Fund Amount.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“TRV Indebtedness” means all Indebtedness outstanding under the TRV Note.

“TRV Note” means that certain Convertible Promissory Note issued by the Company to Third Rock Ventures II, L.P. on October 8, 2018 in the principal amount of $2,000,000.

“Unpaid Transaction Expenses” means Transaction Expenses, but only to the extent they have not been paid by the Company in cash prior to the Closing.

“Working Capital” means (a) current assets of the Company listed in Schedule 9.1 (including current tax assets but excluding any deferred tax assets), minus (b) current liabilities of the Company listed in Schedule 9.1 (including the TRV Indebtedness and current tax liabilities, but excluding any accrued liabilities in respect of amounts payable under the 2018 Bonus Plan and deferred tax liabilities), all as calculated in accordance with the Accounting Principles, but excluding Closing Indebtedness and Unpaid Transaction Expenses. For the avoidance of doubt, in no event shall the cash of the Company be reduced in the determination of Working Capital in respect of the Expense Fund Amount so long as such amount constitutes an Unpaid Transaction Expense.

The following terms shall have the meanings defined for such terms in the Sections set forth below:

Defined Term	Section
“280G Vote”	5.9
“Accredited Investor Certification”	1.7(a)
“Accredited Person”	1.5(b)(i)
“Adjusted Parent Stock Price”	8.2(e)
“Advisory Group”	9.20(d)
“Agreement”	Preamble
“Applicable Indemnifiable Amount”	8.2(d)
“Cap”	8.2(b)(ii)
“Certificate of Merger”	1.2
“Claim Settlement Agreement”	8.6(f)
“Closing Date”	2.1
“Closing”	2.1
“Company Balance Sheet Date”	3.13
“Company Board”	Recitals
“Company Certificate”	1.3(a)
“Company Cure Period”	7.1(d)
“Company Financial Statements”	3.13
“Company Indemnification Provisions”	5.5
“Company Indemnified Parties”	5.5
“Company Related Person”	3.10(b)
“Company Stock Certificate”	1.5(c)
“Company Stockholder Indemnified Parties”	8.3(a)
“Company”	Preamble
“Confidentiality Agreement”	5.7(a)
“Consideration Schedule”	2.2(b)
“Deal Communications”	9.21(d)
“Deductible”	8.2(b)(i)
“DGCL”	Recitals
“Disqualified Individual”	5.9
“Dissenting Shares”	1.6
“Effective Time”	1.2
“Employee Plans”	3.16(g)
“End Date”	7.1(b)
“Estimated Closing Statement”	2.2(a)
“Exchange Agent Agreement”	1.7(b)

Defined Term	Section
“Exchange Agent”	1.7(a)
“Expense Fund Amount”	9.20(h)
“Expense Fund”	9.20(h)
“FCPA”	3.26
“FDA Application Integrity Policy”	3.24
“FDA”	3.24
“Form Company Service Provider Agreements”	3.8(b)
“Form Parent Service Provider Agreements”	4.9
“Fundamental Representations”	8.1
“Goodwin”	9.21(a)
“Hazardous Substance”	3.23
“Indemnified Parties”	8.3(a)
“Indemnified Party”	8.6(a)
“Indemnifying Party”	8.6(a)
“Indemnity Election Notice”	8.2(d)
“Information Statement”	5.10(b)
“Interim Period”	5.1
“Inventions Assignment Agreement”	3.19
“Investor Representation Letter”	5.10(b)
“Letter of Transmittal”	1.7(a)
“Material Contract”	3.9
“Merger Sub”	Preamble
“Merger”	Recitals
“Non-Accredited Person”	1.5(b)(ii)
“Notice of Claim”	8.6(e)
“Off-the-Shelf Software Licenses”	3.8(b)
“Parachute Payment Waiver”	5.9
“Parent Balance Sheet Date”	4.14
“Parent Board”	Recitals
“Parent Cure Period”	7.1(e)
“Parent Financial Statements”	4.14
“Parent Indemnified Parties”	8.2
“Parent Indemnity Claim”	9.20(a)(ii)
“Parent Related Person”	4.11(b)
“Parent”	Preamble
“Payoff Letter”	2.2(c)
“PCBs”	3.23
“Preferred Stock Conversion”	5.12
“Reduction Amounts”	8.5(a)(ii)
“Section 280G Approval”	5.9
“Section 280G Soliciting Materials”	5.9
“Signing Press Release”	5.7(b)
“Stockholders’ Representative Engagement Agreement”	9.20(d)
“Stockholders’ Representative Expenses”	9.20(e)

Defined Term	Section
“Stockholders’ Representative Group”	9.20(d)
“Stockholders’ Representative”	Preamble
“Surviving Corporation.”	1.1
“Tail Insurance Coverage”	5.5(b)
“Third-Party Claim Notice”	8.6(b)
“Third-Party Claim”	8.6(b)
“Transfer Taxes”	5.4(d)
“Voluntary Cash Payments”	8.2(d)
“Waived Parachute Payments”	5.9
“Written Consent”	Recitals

9.2. Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by email (excluding “out of office” or similar automated replies) if sent prior to 5:00 p.m. San Francisco, California time, or if sent later, then on the next Business Day, (c) upon receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows; provided that with respect to any notices deliverable to the Stockholders’ Representative, such notices shall be delivered solely via facsimile or email:

If to the Company (prior to the Closing), addressed to:

Warp Drive Bio, Inc.

400 Technology Square

Cambridge, MA 02139

Attn: Laurence Reid

Email: [***]

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn: Mitchell S. Bloom; Arthur R. McGivern; Nathan E. Hagler

Email: [***]

If to the Stockholders’ Representative, addressed to:

Fortis Advisors LLC

Attn: Notices Department

Email: [***]

Facsimile: (858) 408-1843

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attn: Mitchell S. Bloom; Arthur R. McGivern; Nathan E. Hagler

Email: [***]

If to Parent, Merger Sub or the Surviving Corporation, addressed to:

Revolution Medicines, Inc.

700 Saginaw Drive

Redwood City, CA 94063

Attn: Margaret Horn

Email: [***]

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attn: Mark Roeder; Chad Rolston

Email: [***]

or to such other place and with such other copies as a party may designate as to itself by written notice to the others.

9.3. Rules of Construction. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or document.

9.4. References. The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. All references to “days” or “months” shall be deemed references to calendar days or months. All references to “$” or “dollars” shall be deemed references to United States dollars. Any dollar amounts or thresholds set forth herein shall not be used as a determinative benchmark for establishing what is or is not “material” or a “Material Adverse Effect” (or words of similar import) under this Agreement Unless the context otherwise requires, any reference to an “Article”, “Section,” “Exhibit,” or “Schedule” shall be deemed to refer to an article of this Agreement, Section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. Any reference to any federal, state, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For all purposes of and under this Agreement, (a) the words “include”, “includes” and “including” shall be deemed to be immediately followed by the words “without limitation”; (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (c) words of one gender shall be deemed to include the other genders as the context requires; (d) “or” is not exclusive; (e) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (f) unless otherwise stated, any reference herein to any Person shall be construed to include such Person’s successors and assigns; and (g) the terms “hereof,” “herein,” “hereto,” “herewith”, “hereunder” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the exhibits and schedules hereto) and not to any particular term or provision of this Agreement, unless otherwise specified.

9.5. Entire Agreement. This Agreement, including the Exhibits hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements, documents and written understandings referred to herein or otherwise entered into or delivered by the parties hereto pursuant to this Agreement (including the Letters of Transmittal and the Investor Representation Letters), constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all other prior covenants, agreements (including any letters of intent between the parties), undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any party hereto with respect to the subject matter hereof.

9.6. Assignment. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

9.7. Amendment; Modification. This Agreement may not be amended or modified except in an instrument in writing signed by the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

9.8. Waiver. Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege. The failure of a party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

9.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of Law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

9.10. Burden and Benefit. This Agreement shall be binding upon and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement and all of its conditions and provisions are for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement or any provision hereof; provided, however, that the provisions of Section 5.5 are intended to be for the benefit of, and enforceable by, the Company Indemnified Parties.

9.11. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

9.12. Consent to Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.2 shall be deemed effective service of process on such party.

9.13. Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14. Limitations on Damages. Notwithstanding anything to the contrary in this Agreement, in no event shall any party be liable for punitive damages to the other party (except for punitive damages that are payable to third parties).

9.15. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that, irrespective of any other rights or remedies that may be available to the parties as provided herein or otherwise, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court located in the State of Delaware. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.15 shall not be required to provide any bond or other security in connection with any such order or injunction.

9.16. Cumulative Remedies. Except as otherwise expressly set forth in this Agreement, including in Section 8.4, all rights and remedies of any party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at Law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

9.17. Expenses. Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

9.18. Representation by Counsel. Each party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

9.19. Execution and Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed an original and all of which together shall constitute one and the same instrument. The parties agree that this Agreement shall be legally binding upon the electronic transmission, including by facsimile or email, by each party of a signed signature page to this Agreement to the other party.

9.20. Stockholders’ Representative.

(a) Appointment. By executing this Agreement, the Company (and, upon execution of the Written Consent or Letter of Transmittal by a Company Stockholder, such Company Stockholder) shall be deemed to have constituted and appointed, effective from and after the Effective Time, Fortis Advisors LLC as exclusive agent and attorney-in-fact for and on behalf of each Company Stockholder to act as the Stockholders’ Representative under this Agreement, including in respect of the following matters:

(i) giving and receiving any notice or instruction permitted or required to be given to or received by any Company Stockholder under this Agreement;

(ii) coordinating the common defense of all indemnity claims against the Company Stockholders by any Parent Indemnified Party pursuant to this Agreement (a “Parent Indemnity Claim”),

(iii) consenting to, compromising or settling all Parent Indemnity Claims,

(iv) conducting negotiations with Parent and its Representatives regarding such Parent Indemnity Claims,

(v) dealing with Parent under this Agreement with respect to all matters arising under this Agreement, and

(vi) engaging counsel, accountants or other Stockholders’ Representatives in connection with the foregoing matters.

(b) Authorization. By each Company Stockholder’s execution of the Written Consent or Letter of Transmittal, each such Company Stockholder shall authorize the Stockholders’ Representative, on such Company Stockholder’s behalf, to:

(i) receive all notices or documents given or to be given to any of the Company Stockholders by Parent or the Surviving Corporation pursuant hereto or in connection herewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement;

(ii) engage counsel, and such accountants and other advisors for any of the Company Stockholders and incur such other expenses on behalf of any of the Company Stockholders in connection with this Agreement and the transactions contemplated hereby or thereby as the Stockholders’ Representative may in its sole discretion deem appropriate;

(iii) take such action on behalf of any of the Company Stockholders as the Stockholders’ Representative may in its sole discretion deem appropriate in respect of: (A) taking such other action as the Stockholders’ Representative is authorized to take under this Agreement and the Stockholders’ Representative Engagement Agreement; (B) receiving all documents or certificates and making all determinations, on behalf of any of the Company Stockholders, required under this Agreement; and (C) all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement, including, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article VIII and any waiver of any obligation of Parent or the Surviving Corporation. Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Company Stockholders, except as expressly provided herein and in the Stockholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule.

(c) Decisions. The powers, immunities and rights to indemnification granted to the Stockholders’ Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Stockholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Stockholder of the whole or any fraction of his, her or its interest in the Indemnification Holdback Amount. All actions, decisions and instructions of the Stockholders’ Representative shall be conclusive and binding upon all of the Company Stockholders and such Company Stockholder’s successors as if expressly confirmed and ratified in writing by such Company Stockholder and no Company Stockholder shall have any claim or cause of action against the Stockholders’ Representative, and the Stockholders’ Representative shall have no liability to any Company Stockholder, for any action taken, decision made or instruction given by the Stockholders’ Representative in connection with this Agreement or the Stockholders’ Representative Engagement Agreement, except in the case of its own gross negligence or willful misconduct.

(d) Limitation of Liability. Certain Company Stockholders have entered into an engagement agreement (the “Stockholders’ Representative Engagement Agreement”) with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with its services under this Agreement and the Stockholders’ Representative Engagement Agreement (such Company Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholders’ Representative Group”), shall be liable to any Company Stockholder for any action or failure to act in connection with the acceptance or administration of the Stockholders’ Representative’s responsibilities hereunder or under the Stockholders’ Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence, fraud, or willful misconduct.

(e) Indemnification. The Company Stockholders shall indemnify, defend and hold harmless the Stockholders’ Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Stockholders’ Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder or under the Stockholders’ Representative Engagement Agreement. Such Stockholders’ Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Indemnification Holdback Amount otherwise distributable to the Company Stockholders at the time of distribution, and third, directly from the Company Stockholders. The Company Stockholders acknowledge that the Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby. Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative in performing such actions.

(f) Reliance. Parent, Merger Sub and the Surviving Corporation shall not be obliged to inquire into the authority of the Stockholders’ Representative, and Parent, Merger Sub and the Surviving Corporation shall be fully protected in dealing with the Stockholders’ Representative in good faith. The Stockholders’ Representative shall be entitled to: (i) rely upon the Consideration Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Stockholder or other party.

(g) Successor Stockholders’ Representative. If the Stockholders’ Representative shall die, become disabled, resign or otherwise be unable to fulfill its responsibilities hereunder, the Company Stockholders who in the aggregate held at least a majority of the Company Capital Stock immediately prior to the Effective Time shall appoint a new Stockholders’ Representative as soon as reasonably practicable by written consent by sending notice and a copy of the duly executed written consent appointing such new Stockholders’ Representative to Parent and the Surviving Corporation. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and the Surviving Corporation. Company Stockholders who in the aggregate held at least a majority of the Company Capital Stock immediately prior to the Effective Time shall have the right at any time to remove the then-acting Stockholders’ Representative and to appoint a successor Stockholders’ Representative; provided, however, that neither such removal of the then acting Stockholders’ Representative nor such appointment of a successor Stockholders’ Representative shall be effective until the delivery to Parent and Surviving Corporation of executed counterparts of a writing signed by each such Company Stockholder with respect to such removal and appointment, together with an acknowledgment signed by the successor Stockholders’ Representative appointed in such writing that it, he or she accepts the responsibility of successor Stockholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Stockholders’ Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement. Each successor Stockholders’ Representative shall have all of the power, authority, rights, privileges and obligations conferred by this Agreement upon the original Stockholders’ Representative, and the term “Stockholders’ Representative” as used herein shall be deemed to include any interim or successor Stockholders’ Representative.

(h) Expense Fund. Upon the Closing, the Company shall wire to the Stockholders’ Representative $[***] (the “Expense Fund Amount”). The Expense Fund Amount shall be held by the Stockholders’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Stockholders’ Representative for any Stockholders’ Representative Expenses incurred pursuant to this Agreement or any Stockholders’ Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Stockholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. The Company Stockholders will not receive any interest on the Expense Fund and assign to the Stockholders’ Representative any such interest. Subject to Advisory Group approval, the

Stockholders’ Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Company Stockholders. As soon as reasonably determined by the Stockholders’ Representative that the Expense Fund is no longer required to be withheld, the Stockholders’ Representative shall distribute the remaining Expense Fund (if any) to Parent for further distribution to the Company Stockholders.

9.21 Waiver of Conflicts; Privilege.

(a) Each of the parties acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company and the Stockholders’ Representative in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b) Parent hereby consents and agrees to, and agrees to cause Surviving Corporation to consent and agree to, Goodwin representing the Stockholders’ Representative after the Closing, including with respect to disputes in which the interests of the Stockholders’ Representative may be directly adverse to Parent and its Subsidiaries (including the Surviving Corporation), and even though Goodwin may have represented the Company in a matter substantially related to any such dispute, or may be handling ongoing matters for the Company. Parent further consents and agrees to, and agrees to cause the Surviving Corporation to consent and agree to, the communication by Goodwin to the Stockholders’ Representative in connection with any such representation of any fact known to Goodwin arising by reason of Goodwin’s prior representation of the Company.

(c) In connection with the foregoing, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Surviving Corporation to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s prior representation of the Company and (ii) Goodwin’s representation of the Stockholders’ Representative prior to and after the Closing.

(d) Parent further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Goodwin, on the one hand, and the Company, the Company’s Subsidiaries, the Stockholders’ Representative and/or any Company Stockholder, or any of their respective directors, officers, employees or other Representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Company Stockholders, shall be controlled by the Stockholders’ Representative on behalf of the Company Stockholders and shall not pass to or be claimed by Parent or the Surviving Corporation. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Stockholders’ Representative and the Company Stockholders, shall be controlled by the Stockholders’ Representative on behalf of the Company Stockholders and shall not pass to or be claimed by Parent or the Surviving Corporation.

(e) Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Surviving Corporation, on the one hand, and a third party other than the Stockholders’ Representative, on the other hand, Parent or the Surviving Corporation may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Parent nor the Surviving Corporation may knowingly waive such privilege without the prior written consent of the Stockholders’ Representative (which such consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that if Parent or the Surviving Corporation discloses any Privileged Deal Communications without the prior written consent of the Stockholders’ Representative, then Parent and the Surviving Corporation shall use their reasonable best efforts to obtain a protective order with respect to, and to recover, such disclosed Privileged Deal Communications. In the event that Parent or the Surviving Corporation is legally required by applicable Law, an Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications after the Closing, Parent shall promptly (and, in any event, within five (5) Business Days) notify the Stockholders’ Representative (if after Closing) in writing (including by making specific reference to this Section 9.21(e)) so that the Stockholders’ Representative can seek a protective order and Parent agrees to use all commercially reasonable efforts, at the sole cost and expense of the Stockholders’ Representative, reasonably requested by the Stockholders’ Representative to assist therewith.

(f) To the extent that files or other materials maintained by Goodwin constitute property of its clients, only the Stockholders’ Representative shall hold such property rights and Goodwin shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications by reason of any attorney-client relationship between Goodwin, on the one hand, and Parent or the Surviving Corporation, on the other hand.

(g) Parent agrees that it will not, and that it will cause the Surviving Corporation not to, access or use the Privileged Deal Communications, including by way of review of any electronic data, communications or other information or seek to obtain the Deal Communications from Goodwin.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first set forth above.

REVOLUTION MEDICINES, INC.

By:	/s/ Mark A. Goldsmith
Name: Mark A. Goldsmith, M.D., Ph.D.
Title: President and Chief Executive Officer

TROTSKY MERGER SUB, INC.

By:	/s/ Margaret A. Horn
Name: Margaret A. Horn
Title: President

WARP DRIVE BIO, INC.

By:	/s/ Laurence E. Reid
Name: Laurence E. Reid
Title: Chief Executive Officer

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]